UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) OR (g) of the Securities Exchange Act of 1934

                                 OPTICNET, INC.
              Exact name of Registrant as specified in its charter

                                    Delaware
                         (State or other jurisdiction of
                         incorporation or organization)
                                  94-3368561
                      (I.R.S. Employer Identification No.)

                           One Post Street, Suite 2500
                         San Francisco, California 94104
               (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (415) 956-4477

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class              Name of each exchange
         To be so registered     on which each class is to be registered
        ---------------------   ----------------------------------------

               None                              None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.0001 par value
                                (Title of Class)

                                OPTICNET, INC.
                                    FORM 10

                               TABLE OF CONTENTS



   Item                                                                           Page No.
---------                                                                        ---------
ITEM 1    Business ...........................................................        1
ITEM 2    Financial Information ..............................................       18
ITEM 3    Properties .........................................................       24
ITEM 4    Security Ownership Of Certain Beneficial Owners And Management .....       24
ITEM 5    Directors And Executive Officers ...................................       26
ITEM 6    Executive Compensation .............................................       28
ITEM 7    Certain Relationships And Related Transactions .....................       31
ITEM 8    Legal Proceedings ..................................................       34
ITEM 9    Market Price of and Dividends on Common Equity and Related                 34
          Stockholder Matters ................................................
ITEM 10   Recent Sales of Unregistered Securities ............................       34
ITEM 11   Description of Registrant's Securities .............................       34
ITEM 12   Indemnification of Officers and Directors ..........................       37
ITEM 13   Financial Statements And Supplementary Data ........................       38
ITEM 14   Changes In And Disagreements With Accountants On Accounting                55
          And Financial Disclosure ...........................................
ITEM 15   Financial Statements and Exhibits ..................................       55

                          FORWARD LOOKING STATEMENTS

     This registration statement contains certain forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to risks, uncertainties and assumptions about us, several of which are identified below and discussed in "Item 1. Business--Risk Factors." In particular, the words and phrases such as "expects," "estimates," "intends," "plans," "believes," "projection," "will continue" and "is anticipated" are intended to identify forward-looking statements.

     These forward-looking statements may differ materially from actual results because they involve estimates, assumptions and uncertainties. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 1. BUSINESS

     We are a development stage company that designs and manufactures optical components used to interconnect, switch, attenuate and otherwise manage optical signals in fiber optic circuits. Our products are being developed for use in broadband telecommunications networks. Virtually all of our products developed to date are based on micro electromechanical structures (MEMS) made from monocrystalline silicon, a material similar to that used to manufacture electronic microcircuits.

     We possess specialized equipment, proprietary fabrication processes and we employ a staff with broad technical expertise. Our equipment and processes are intended to enable us to produce small scale devices with advantageous optical and environmental characteristics and unique multi-function capabilities that can be conveniently applied in a wide variety of fiber optic applications.

     Our   prospective   customers  are  makers  and  users  of  many  types  of
telecommunications equipment. Our existing and prospective products are intended for use throughout fiber optic systems including those for long-haul transmission, metro-area distribution networks and enterprise or local area networks. The demanding technical requirements our products will need to accommodate typically require that our engineering staff consult closely with our customers' engineering staff. We endeavor to cultivate long term relationships with significant customers.


Our Background

     We were incorporated in February 2000 in Delaware as a majority-owned subsidiary of BEI Technologies, Inc. ("BEI Technologies"), a publicly held Delaware Company, to extend proprietary MEMS production processes developed by BEI Technologies to the field of optical networks. BEI Technologies, a global provider of highly engineered motion sensing and motion control components used in automotive, aerospace and factory automation systems, has engaged in research and development in the field of silicon MEMS technology since 1993. The silicon MEMS technology research initiative undertaken by BEI Technologies led to new MEMS fabrication techniques relevant not only to motion sensing and motion control, but also to optical and potentially biomedical applications.

     In November 2000, we were separated from BEI Technologies in order to focus exclusively on the commercialization of MEMS technology for optical telecommunications applications. We were established as a separate company by BEI Technologies' distribution to its stockholders of approximately 42% of our outstanding securities at the time of the distribution, with BEI Technologies retaining approximately 24% of our outstanding securities and the remainder of our securities continuing to be held by contributing founders. At the time of our separation from BEI Technologies certain MEMS-based proprietary product designs were transferred to us and we were granted exclusive, world-wide, royalty-free and perpetual rights to utilize BEI Technologies' proprietary MEMS-based processing technologies in the manufacture of our products for the telecommunications market. In recognition of our early stage of development, immediately prior to our separation from BEI Technologies we imposed transfer restrictions on our common stock and accordingly there is presently no authorized public trading market for our securities. We continue to have significant intercompany arrangements with BEI Technologies, see "Certain Relationships and Related Transactions--Agreements with BEI Technologies."

     In June 2000, we received our first customer order and in November 2000 made our first prototype deliveries. Since November 2000, we have recruited additional staff, overseen development of our new manufacturing facility located in Hayward, California and carried out an active program of product development, marketing and manufacturing. Our total revenue for fiscal 2001 was $499,000, which was from one customer for engineering work performed. During fiscal 2001 we also recorded payments or receivables from a total of five customers for deliveries of prototype products, accounted for as an offset to research and development expense. During the first quarter of our fiscal 2002, we recorded revenue of approximately $88,000 for engineering work performed for two new customers and recorded payments or receivables for prototype deliveries from two other customers, one of which was a new customer.


Importance of Optical Components in Telecommunications Networks
     Analogous to pipes for water or copper wire for electrical systems, optical fibers transport coded pulses of light to the users of optical telecommunications systems. Accordingly, the optical components in fiber optic systems perform functions that are analogous to those provided by the diverse parts found in water distribution or electrical systems. For example, different types of optical components exist to adjust the intensity of an optical data stream. Other components switch the optical data stream into alternative carrier circuits. Still others combine multiple data streams together or separate data from a larger stream into a smaller stream. Widely varying approaches to optical system design and performance are common and the components used for a given system must, accordingly, be designed to optimize the system's functionality, efficiency and cost.

     The myriad designs of valves and regulators that have evolved for plumbing and the variety of switches and relays to control electrical currents are indicative of the diversity of components needed to accommodate optical system requirements. Those familiar with the offerings in the electrical or plumbing aisles of any home repair store will appreciate this analogous diversity of functions and implementations that evolve for such systems.

     The optical telecommunications industry is still a relatively young field with much ongoing innovation and variation in system designs and the optical components that are needed to support optical telecommunication systems are similarly diverse and dynamically evolving. Due to the technical complexity of optical telecom systems, optical components are used at multiple locations within the system, sometimes with dozens or even hundreds or thousands of component sites occurring in a given system at junctions or nodes between data streams or near the end points of optical circuits.


Our Business Objective and Strategy
     Our business objective is to be recognized as the preeminent and preferred independent supplier of highly engineered proprietary or custom designed
MEMS-based   optical   components   and   multi-functional  assemblies  of  such
components. We aspire to cultivate close and ongoing relationships with significant customers.

     Our strategy is to use a combination of design experience, sophisticated processing know-how, including deep reactive ion etching (DRIE) and monocrystalline silicon wafer bonding, and the creative capabilities of our engineers to devise unique solutions for our customers. We expect this strategy to require close liaison between our engineering personnel and the engineering staff of our customers. Our goal is to enhance the value of our products for our customers by creating designs that have performance, packaging or multi-function capabilities that exceed those which are otherwise available.

     We possess certain immediately available proprietary product designs that we intend to modify or adapt as building blocks to accommodate specific customer requirements, thereby reducing product development time. We also carry out an ongoing program of proprietary-product development, continually updating our portfolio of product designs. By means of this expansion of our standard products, we expect to continually expand our custom-design capabilities. Our management possesses broad experience in implementing these business strategies and we believe that our heritage of engineer-to-engineer problem solving is a competitive advantage.

     In summary, our strategy focuses on providing value to our customers and emphasizing the following attributes:

   * Superior   technology   involving   striving   for   the  highest  industry
     achievement in optical properties, production yields and environmental robustness;

   * Creative and responsive custom designs that will enhance the performance of our customers' systems;

     * Rapid design and design validation cycles; and

   * Smooth  and  reliable  transition  to  production  by  leveraging  our high
     volume,   high   yield   manufacturing   heritage   and  newly  established
     fabrication facility.


Technology
     The technological foundation of our business is based on a thorough understanding of and expertise in the processes for microfabrication of optical and electromechanical devices using silicon as the structural material. To these skills are added a thorough understanding of the environmental packaging that the finished products must possess and the economics and practical utility of such packaging.

     In the past, the most commonly used microfabrication processes for silicon included bulk micromachining by wet chemical etch and surface micromachining. Bulk micromachining, sometimes referred to as chemical micromilling, is essentially a subtractive process in which chemical etchants are used in a controlled fashion to alter the shape of a bulk material.

     Surface micromachining is typically an additive process that adopts the technique of microcircuit manufacturing to deposit thin layers of polycrystalline silicon or other materials on the surface of a substrate material. Bulk and surface micromachining are both useful processes which have a certain utility for producing optical components. They also have certain disadvantages. Chief among these are the lack of mechanical precision, low yields, poor surface finish, slow processing (all seen in bulk micromachining) and an inability to create strong, rigid and thermally stable structures (a disadvantage of surface micromachining).

     We possess exclusive, world-wide, royalty-free and perpetual rights to utilize BEI Technologies' proprietary MEMS-based processing technologies in the manufacture of our products. We believe these licensed processes overcome the most significant shortcomings of bulk micromachining and surface micromachining and we continue to work strategically with BEI Technologies to further enhance and improve upon these processes. We believe our exclusive license to these processing technologies represents a substantial competitive advantage.

     Our licensed Deep Reactive Ion Etching ("DRIE") and Direct Fusion Bonding processes have the following characteristics and advantages:

     Deep Reactive Ion Etching
     Our licensed DRIE process enables the creation of fine mechanical details. This process has virtually unlimited form factor relative to bulk micromachining and helps assure reliable, high yield fabrication of complex structures. For example, very narrow, straight sided channels or structural webs can be produced, and structures that flex in one dimension while retaining rigidity in another are therefore possible. The process also enables small-mouthed but smooth-sided plunge cuts which, together with proprietary deep lithographic techniques developed by us, are useful for creating electrical "via" pathways to electrically interconnect control elements on the top and bottom of our devices.

     Direct Fusion Bonding
     Direct   fusion   bonding   is   a   process   used  by  us  for  combining
monocrystalline silicon wafers. These bonds do not rely on any glue-like material and when used in conjunction with our licensed DRIE processing technique, enable our engineers to create unique multi-functional devices having superior optical, thermal, structural, electrical and packaging advantages.

 Packaging
     In general, MEMS-based optical components and subsystems are assembled in a clean environment and sealed in specially designed packages to achieve and maintain durability, reliability and performance. These packages require critical alignments of their constituent optical components and fibers, and hermetic feedthroughs must be provided in the package to allow for the entry and exit of optical fibers and electrical connections. Using our proprietary design techniques and licensed processing techniques, we possess the ability to integrate our MEMS-based mirrors and mirror assemblies, variable optical attenuators and optical benches and retention devices within a unitary hermetically sealed package. This integration is designed to significantly improve reliability, simplify manufacturability and eliminate shifting and misalignment due to environmental effects such as temperature extremes, shock and vibration. We have devoted substantial resources to the design and fabrication of our optical component packaging and we believe that our packaging expertise represents a distinctive competitive advantage.

     Optical Engineering and Assembly
     In addition to using our MEMS-based technology for making and packaging components as noted above, we have enhanced our capabilities with applied engineering, fabrication and assembly skills, allowing us to engineer complete micro optical electromechanical systems. Our engineering and assembly capabilities for micro optical electromechanical systems include mirror metallization and coatings; MEMS-assisted fiber management (including alignment, strain relief and protection); thermal and electrostatic actuation; latching; fiber lenses; and metrology.


Our Products and Markets

     Products and Services
     Our product offerings include mirrors and mirror arrays; optical switches and switch arrays;, variable optical attenuators (VOAs) and VOA arrays; micro optical benches and fiber alignment and retaining devices. We also have the capability to design and engineer custom modifications of our standard products; custom packaging to accommodate special fit or environmental needs; and custom designs of components or component assemblies. To date, we have made only prototype deliveries of our products and have yet to manufacture in commercial quantities. Revenue recorded by us during fiscal 2001 was derived from one unaffiliated customer for engineering work performed by us to design and develop large actuated mirror arrays for a maker of large, multi-port 3D optical switching systems. We also recorded payments or receivables during fiscal 2001 from five customers for deliveries of prototypes of mirror arrays, fiber alignment devices and optical benches. These payments or receivables for prototypes have been accounted for as an offset to our research and development expense. During our first quarter of fiscal 2002, we recorded revenue from two new customers for the design and development of 2D optical switches and actuated mirrors. We also recorded payments or receivables, accounted for as an offset to research and development expense, during the first quarter of fiscal 2002 from two other customers for delivery of prototypes of actuated mirrors.

     Mirrors and Mirror Arrays. When used in fiber optic telecommunications applications, mirrors must be optimized for one or more of the following characteristics: size, shape, environmental temperature tolerance, gimballing, actuation, integration with electronics, environmental packaging, reflectivity and mounting means. Mirror arrays require mounting means to hold two or more mirrors in rigid or variable juxtaposition as may be required in our customers' systems or subsystems. We manufacture our mirrors and mirror arrays in various existing configurations, and alternative versions can be customized to meet a customer's requirements.

     Optical switches. These enable an optical signal to be moved between two or more signal-carrying or control fibers without the need for the signal to be converted to another energy state. All-optical switches avoid optical to electronic to optical conversion, which can compromise bandwidth, system size, power consumption, switching speed and cost. Optical switches must generally provide two dimensional (2D) or three dimensional (3D) flexure means and a means of actuating and precisely positioning the switch elements. Packaging must be provided which safeguards the device from environmental hazards and enables convenient handling for assembly or repair. We presently design and have the capability to manufacture 2D optical switches to accommodate a customer's unique requirements. We presently offer 2D optical switches in a variety of standard and customized configurations. We do not expect to devote resources to developing complete 3D optical switching systems, but we have developed, tested and delivered pre-production units of large (>1000 mirror) arrays that are designed to be components of 1000 port (or larger) 3D optical switches. Large, multi-port mirror arrays for such switches have comprised a significant part of our business to date. In the future, however, our expectation is that other components, including 2D optical switches and optical switch arrays, variable optical attenuators and optical benches will become a more dominant portion of our business.

     Optical Switch Arrays. Arrays must be provided for a very wide range of 2D or 3D configurations. Two dimensional arrays meeting in a wide variety of characteristics are needed for switching between 1 or more fibers aligned in a common plane, for example, 1x2, 1x4, 1x n, 2x2, 2x4, 2xn. Three dimensional switches must route signals among fiber circuits aligned in different planes. One challenging configuration can require an ability to receive optical signals from a 1000 port fiber bundle and switch the signal(s) across free space into any channel of another 1000 port fiber bundle. Our arrays are presently available in 2D and 3D configurations and are adapted and customized as necessary.

     Variable Optical Attenuators. VOAs are used to adjust or to equalize the intensity of optical signals among cooperating fiber optic circuits. VOA arrays accommodate the need to have multiple attenuators in close proximity for widely varying fiber optic circuit configurations. Our VOAs are offered with different actuation means and can be either dynamically variable or lockable and unlockable. "Variable" attenuators are adjusted upon setup after installation and remain at the selected set point as long as control power is available. "Lockable" means that the amount of attenuation is fixed at a particular setting upon initial setup and will remain at this setting even if control power is lost. "Unlockable" means that the amount of attenuation that has been previously fixed at a desired set point can be changed later to a different setting. "Dynamically variable" means that the attenuator can be continuously modulated by an external feedback control while the circuit is in use. The ability to choose among these different performance characteristics allows additional flexibility to system design engineers.

     Optical benches and fiber alignment and retaining devices. These are miniature structures in which a number of optical components are mounted together in ways that assure precision alignment, optical efficiency and reliable operation. The close-tolerance and rigid positioning of such key elements as emitters, fibers, lenses, filters, switches and other devices can be assured by manufacturing the subsystem's structural elements from silicon which is strong, thermally stable and lends itself to the precision inherent from MEMS processes. We presently possess the capability to design and fabricate optical benches and fiber alignment and retaining devices as necessary to insure the precision and reliability of the optical subsystem.

     Product Development Efforts
     Our goals for future products include MEMS-based tunable filters, optical add-drop multiplexers and integrated subsystems with controlling electronics. We strive to design our components and subsystems in a manner that allows our customers to cascade our products to build very dense, scalable systems. We intend to expand the functionality of our switching products by incorporating combinations of new features and functionalities into a single package. In metropolitan area and enterprise level markets in particular, the manifold branching of circuits to reach individual users creates the need for a proliferation of individual component functions near each end point. Each of these installations requires individual access switches, separate protection switches and means for balancing circuit strength by use of attenuators. Also, fibers must be aligned with lenses and all of these must be durably packaged for installation by technicians working in crowded equipment racks or closets. We believe our integration of the various individual component functions into compact, easily installed unitary packages would save installation and maintenance labor costs for customers and reduce the space required for mounting the individual components. Our ability to offer this level of product integration would be expected to translate to reduced cost of ownership for our customers and their end customers.

 Markets for Optical Components
     The demand for broadband telecommunications components is being fueled by expanded use of the internet and rising expectations that high-information-content data (photos, music and video in addition to voice and text) can be rapidly transmitted. The worldwide need to support these expectations with telecom and Information Technology (IT) infrastructure including those for long haul, metro area and local or enterprise LANs is creating an associated need for new types of broadband components such as the MEMS-based components produced by us. We believe the engineering challenges presently facing telecommunications equipment suppliers, subsystems and components manufacturers create an opportunity throughout the broadband telecom marketplace that can be addressed by our MEMS-based products.

     Prospective users of MEMS-based optical components include large, world-wide suppliers of optical telecommunications systems. Companies that supply optical telecommunication equipment and buy components include: Alcatel and its affiliates, Cisco Systems, Inc., Ciena Corporation, Lucent Technologies, Inc., Marconi plc, NEC Corporation, Nortel Networks and Toshiba. Other existing or prospective customers for MEMS-based optical components include suppliers of subsystems purchased by the equipment companies. Manufacturers of such subsystems include (in addition to the equipment companies themselves) companies such as Calient, Corning, JDS Uniphase, Finisar Corporation, OpLink Communications, Inc., Sycamore Networks, Inc., Movaz, and Glimmerglass Networks. In addition to targeting equipment suppliers and subsystems manufacturers, we intend to market our products to other makers of specialized components for the optical telecommunications industry. Our business focus is primarily on the manufacture and sale of components used in multiple types of optical networking systems and subsystems, rather than a focus on development and sale of entire optical switching systems.


Customers and Strategic Relationships
     We are developing relationships with manufacturers of optical network equipment to define, develop and manufacture several different types of optical components to accommodate their specific requirements. Some of these products are adaptations of existing designs and processes while others involve custom designs or development for use together with our existing designs and processes. In some cases we may assess special charges for non-recurring engineering work whereas in others we may charge only for special setups or tooling.

     Our revenue for fiscal 2001 was $499,000, which was entirely attributable to engineering work performed for Glimmerglass Networks, Inc. on actuated mirror arrays for use in a 3D optical switching system being developed by that company. We also recorded payments or receivables, accounted for as an offset to research and development expense, from Glimmerglass Networks and four other customers during fiscal 2001 for deliveries of prototype products. Our revenue for the first quarter of fiscal 2002 was approximately $88,000, which was attributable to engineering work performed for two customers on 2D switches and actuated mirrors. We also recorded payments or receivables, accounted for as an offset to research and development expense, during the first quarter of fiscal 2002 from two other customers for delivery of prototypes of actuated mirrors. To date, we have not yet received a direct purchase order from an established, major manufacturer of network equipment. We are continually in discussions with prospective customers who are themselves suppliers or prospective suppliers to major optical networking equipment companies and we also engage directly in discussions with major equipment builders regarding our development of components for them. The process of negotiations with prospective customers is lengthy and no assurance can be given that any of our customer development activities will result in customer orders in the future.


Research and Development
     We have invested substantial resources in research and development activities, and expect this concentration of resources to continue for the foreseeable future. We focus both on the development of new products and on enhancements and improvements to existing products. Our research and development team possesses significant experience in the fiber optics industry and other industries with high precision manufacturing requirements such as the semiconductor, semiconductor capital equipment and communications industries. We also possess expertise in fiber optics systems processing and packaging, the microfabrication of electromechanical devices, system architecture and silicon wafer bonding techniques. Our research and development expenses were approximately $972,000 and $464,000 for our fiscal year ended September 29, 2001 and our quarter ended December 29, 2001, respectively, net of proceeds from development of prototypes delivered under customer agreements totaling $210,000 and $187,000, respectively, and have totaled approximately $1,537,000, net, since inception through the first quarter of fiscal 2002.


Sales, Marketing and Customer Support
     We anticipate sales transactions for our products and services to continue to involve a close interaction between our design and process engineering staff and their counterparts at customer companies as we move to volume production for customers. Our marketing activity focuses on identifying prospective customers that are manufacturers of high bandwidth telecom equipment or the subsystem elements or complex components of such equipment.

     Typically, our marketing staff establishes initial contacts with target prospects, identifies prospective applications and facilitates follow-up conferences by telephone or in person between our engineers and those of our customers. Our marketing activity is accordingly heavily dependent on a keen knowledge of the most significant industry participants and the engineering issues that are important to them. We also rely on our internet website to introduce and explain our capabilities to prospective customers.


Manufacturing and Operations
     We consider our manufacturing expertise to be one of our core competencies and strengths, and consider our manufacturing processes and our control of our own manufacturing facility to be a significant competitive advantage. To this end management has invested, and expects to continue to invest, time in designing and implementing our manufacturing processes and developing our operations infrastructure. We consider the control of our own manufacturing process a core component of our ability to achieve the production volumes required for anticipated future market requirements. We have not yet manufactured any of our products in production quantity. However, we believe our manufacturing expertise will allow us to quickly move to volume production in the future while ensuring product quality, product cycle times and cost.

     Our manufacturing operations will, in the future, produce products in response to customer orders and we do not carry a ready product inventory. Product designs that have been previously produced are sometimes used for production in response to a customer order or modified or combined with new designs to accommodate customer requirements. Processes we internally perform include mask design and layout, photolithography, precision metrology, wafer cleaning and polishing, wafer bonding, wafer machining, material deposition or plating, annealing, parametric testing, wafer dicing, fiber cleaving, fiber polishing, fiber fusion and component packaging. We rely on subcontractors for implanting application-specific integrated circuits if required. We require specialized equipment to engineer the majority of our products, and processing must often be carried out within contamination-free clean room conditions, such as those available at our Hayward, California facility.

     Depending on the size and characteristics of an individual order, our manufacturing work may be performed at one of two locations. We are finishing the outfitting of our facility in Hayward, California, which is capable of processing 6 inch diameter silicon wafers. Under our intercompany services agreement with BEI Technologies, we also have access to a facility in Campbell, California, which is capable of processing 4 inch diameter silicon wafers.


Competition
     We compete with both large, diversified and also small, focused companies that also supply optical components intended for the telecommunications market. We believe that the principal bases of competition in our market include the overall performance of a supplier's components and subsystems, the total cost of a particular supplier's products and flexibility and scalability of products. Large, diversified companies we may compete with include Analog Devices, Inc., Avanex Corporation, Corning Corporation
and its affiliates, JDS Uniphase, Finisar Corporation and Oplink Communications, Inc. Historically, the majority of optical components used have been assembled from discrete parts manufactured from traditional materials such as metal, plastic or glass. Some of the larger companies we may compete with have acquired or developed their own business units that utilize MEMS technology for certain types of broadband components. These include recent acquisitions by Analog Devices, Corning Corporation, JDS Uniphase, and Nortel Networks. In addition, we compete with smaller similarly focused companies also developing products utilizing MEMS fabrication processes. These include Applied MEMS, Inc., Integrated MicroMachines, Inc., OMM, Inc., MegaSense, Inc., MEMSCAP, S.A., and Standard MEMS, Inc.

     We believe the MEMS processes used, and components manufactured by our prospective competitors have distinguishing characteristics from the processes and products we employ. We also believe that our processes, including our licensed processes, enable the creation of products that will differentiate themselves from those made by other companies. In particular, we believe our DRIE and direct fusion bonding processes enable thicker mirrors of a single material that help assure constant flatness over extremes of temperature. The process also preserves the inherently smooth fine surface finish of the polished wafers and assures optimum reflectivity. Also, our bonding is accomplished without the addition of other materials such as organic adhesives or glass frit that can compromise temperature stability, dimensional control and flatness. We believe our licensed processes together with our engineers' know-how enables our flexures to be free of undesirable cross-axis effects, bending only in the intended direction without simultaneously bending in an undesired way. Our flexures, if designed to flex left or right, are intended to do so without also having any undesirable components of up or down movement at the same time. We also believe the expertise possessed by our management team and engineers in large volume component production with favorable process yields gives us a competitive advantage when compared to similarly situated companies.

     No assurance can be given however, that our competitors will not independently develop processes that are capable of supplying components competitive with ours or in time acquire the equipment and experience necessary to compete with us.


Patents and Intellectual Property

     We rely on a combination of intellectual property and trade secret laws and nondisclosure and confidentiality agreements to establish and protect our intellectual property.

     We have 1 issued U.S. patent expiring in September 2017, 11 pending patent applications in the United States and 2 pending applications with the European Patent Office and 1 pending application in Canada. In addition, at the time of our separation from BEI Technologies we were granted exclusive, world-wide, royalty-free and perpetual rights to utilize BEI Technologies' proprietary DRIE and direct fusion bonding MEMS-based processing technologies in the manufacture of our products. These licenses are restricted to our use of the technology in the telecommunications data transmission market.

     The possession of patent rights may in the future be helpful in enabling us to assert claims to exclusive rights to a product or process. We expect to continue to file for patent protection for products and processes we develop as we deem appropriate. Such patent rights may not be sufficient protection by themselves, however, and for this reason, we seek to preserve certain know-how and processes as trade secrets. This affords some additional protection against copying, as the means by which certain physical product features are achieved are not readily discernable merely by inspection. However, if our current processes should become common knowledge and widely taught and practiced, our competitive advantage could be diminished unless we continue to enhance our process know-how.

     Policing any unauthorized use of our technology and other intellectual property is difficult, and we cannot assure you that the measures we take to protect our intellectual property will be adequate or successful. While our competitive position may be affected by our ability to protect our proprietary information, we believe that other factors including the expertise of our engineering personnel and specialized processing techniques will be significant in helping us to achieve a competitive position in our principal markets.

Employees
     At January 18, 2002 we had 24 employees, including approximately 18 engineers and scientists, 8 of whom were employed in manufacturing capacities and 10 of whom were focused on research and development efforts and 6 employees employed in sales, marketing, finance and administrative positions. In April 2002, we underwent a reduction in force resulting in eight individuals departing employment with us, consisting of seven individuals employed in engineering and manufacturing capacities and one person employed in a marketing position. Certain of our administrative services are obtained from BEI Technologies, as described more fully in "Certain Relationships and Related Transactions--Agreements with BEI Technologies." We consider relations with our employees to be good.


Facilities
     Our administrative headquarters are located in San Francisco, California, where we occupy office space subleased to us by BEI Technologies as part of the administrative support received from BEI Technologies under our intercompany services agreement. Our main engineering, marketing and manufacturing operations are carried out in a newly outfitted 15,571 square foot facility located in Hayward, California. This facility is subleased from BEI Technologies. Under our intercompany services agreement with BEI Technologies we also have access to DRIE prototyping and other development equipment located in a facility leased by BEI Technologies in Campbell, California. For more information about our facility sublease agreements with BEI Technologies see "Certain Relationships and Related Transactions--Agreements with BEI Technologies." We believe our facilities are adequate to meet our current needs.

                                 RISK FACTORS

     Described below are some of the risks we face, although these are not the only risks and uncertainties we may encounter. If any of the conditions giving rise to the following risks occur, our business, financial condition or results of operations could be materially adversely affected. Our actual results could differ materially from those anticipated in the forward-looking statements included in this registration statement as a result of many factors, including the occurrence of any of the conditions described below.

                         RISKS RELATED TO OUR BUSINESS

We are a company with a very limited operating history which may make it difficult to evaluate our business prospects.

     We were incorporated in February 2000 and commenced independent operations in November 2000. We have not yet generated revenues from sales of our products but only from engineering work performed for three customers to date. Since inception, a total of six customers have engaged us to supply prototype models of our MEMS-based products and we have yet to sell our products in volume quantities. As a result of our limited operating history, we have only limited data from operations on which to rely in estimating future revenues and as a basis for evaluating our future prospects. If we fail to accurately estimate our future revenue and future operating expenses, we may incur substantially greater losses or use substantially greater resources than we currently anticipate which would cause harm to our financial condition and results of operations.

We expect to incur net losses for the foreseeable future. We may never achieve profitability and we may not succeed as a going concern and our independent auditor has included a statement to this effect in their most recently issued audit report.

     We expect to continue to invest considerable resources in developing our technology, marketing our products and establishing customer relationships. We incurred a net loss of approximately $1.57 million for fiscal 2001 and have incurred a net loss of approximately $2.40 million since inception through the first quarter of 2002 and we expect to continue to incur net losses for the foreseeable future. In order to achieve profitability, we will need to generate significantly higher revenue while containing manufacturing costs and operating expenses. Even if we achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. Prior to realizing sufficient revenue levels to achieve profitability, we will require additional private or public financing, which may not be available on acceptable terms and conditions. If we are unable to obtain necessary financing in order to allow us time to achieve profitability, our business may fail. Even if we achieve profitability, we must sustain profitability in the future for our business to succeed. Our independent auditors, in their report dated November 16, 2001, included a statement expressing doubts as to our ability to continue as a going concern.

We may not obtain sufficient affordable capital in the future to fund our continued need to invest in our manufacturing operations and research and development.
     We will need to continue to make significant capital expenditures to expand our operations to enhance our manufacturing capability and for research and development activities to keep pace with rapidly changing technologies. Based on our current operating plans, we will require additional external financing to fund our capital expenditures, facilitate our research and development efforts and for operating expenses. During the past few years, the markets for equity and debt securities have fluctuated significantly, especially with respect to technology-related companies, and during some periods public offerings and private placements of those securities have been extremely difficult to complete. As a result, in the future, we may not be able to obtain the additional capital required to fund our operations on reasonable terms, or at all, and this lack of capital may have a material adverse effect on our business and results of operations.

     We presently have a $2 million line of credit with BEI Technologies with interest at prime plus 1-1/2%, due to be repaid on September 28, 2002. As of the fiscal quarter ended March 30, 2002, we had exceeded this line of credit and had an outstanding advance in the amount of $2.66 million. We are in discussions with BEI Technologies to increase the line of credit to cover amounts funded to such date. To maintain sufficient liquidity in the future and to fund operations, we may need to enter into a new credit agreement in the future with a commercial lender. A new credit line, if available to us, could have less favorable terms for us than our existing line of credit agreement with BEI Technologies, including a higher borrowing rate, more restrictive terms and possibly requiring liens on some or all of our assets.

We may face lengthy and irregular delays before executing definitive agreements with prospective customers.

     We expect the sales cycle for our MEMS-based devices to be lengthy, which may cause our revenue and operating results to vary unpredictably from period to period. We expect that the time between discussions with a customer and analysis of a customer's design goals, development of a prototype of a custom designed MEMS-based device and the execution of a definitive agreement may be anywhere from three months to a year or more depending on the duration of the negotiations and the customer's needs. Our lack of a significant sales history makes the timing of milestones related to our sales cycle difficult to predict. In addition, this lack of significant sales activity to date makes it more difficult to forecast our quarterly results and could cause substantial variations in results from quarter to quarter that are unrelated to the long-term trends in our business. Due to the factors mentioned above and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful for at least the initial three years of our existence.

We must develop and manufacture products that meet the expectations of prospective customers, or we may lose the opportunity for sales to these potential customers for a certain period of time.

     Suppliers whose components or subsystems are already incorporated into a manufacturer's or supplier's system or product will, generally, continue to receive revenues from sales of the particular product to that manufacturer or supplier until a system or product is redesigned or discontinued. Even then, a manufacturer may be reluctant to incorporate the products of a new supplier into new systems, or a supplier may be unwilling to incorporate new components into its new products, as doing so could involve significant and costly additional redesign efforts. As a result, if we are unable to design and manufacture devices that meet the expectations of our potential customers or, at the very least, receive requests for prototype devices, we may be unable to sell our products to those potential customers for a considerable period of time. In this case, our ability to grow our revenue and obtain future business may be harmed.

We may invest time and other resources in a potential sale before we know whether a customer relationship will result and even if a relationship does develop, we may not produce and sell products to the customer in volumes sufficient to recoup our costs related to the sale.

     Our products are highly technical and accordingly our sales efforts involve a collaborative and iterative process with potential customers to determine their specific requirements and design an appropriate solution. Depending on the product, a product development and sales cycle for a custom designed device can be lengthy, and we may incur significant expenses as part of this process without any assurance of resulting revenues. During the product development phase, we expect that our engineers will typically work with the customer to define the product and design a prototype product for the customer to evaluate. We will generate sales related revenues only if our product is selected for incorporation into a customer's system or product. Even if our product is selected by the customer, we may not sell the product in sufficient volumes to offset our costs related to the sale.

A significant portion of our business comes from a few customers, and our revenues may decline significantly if any of these customers discontinue doing business with us, or cancel, reduce or delay purchases of our products.

     Our success will depend on our continued ability to develop and manage relationships with significant customers. For the fiscal year ended September 29, 2001, one customer accounted for 100% of our revenues, all of which were attributable to an engineering agreement with one customer. During the first quarter of fiscal 2002, we recorded revenue for engineering work from two customers and payments or receivables for deliveries of prototype products accounted for as an offset to research and development expense from two other customers. We expect our dependence on revenues generated from one or a small number of customers to continue in the near future.

     The markets into which we plan to sell our products are dominated by a relatively small number of optical networking systems and subsystems manufacturers thereby limiting the number of our potential customers. As a result, our relationships with significant customers are critically important to our business. We cannot assure you that we will be able to retain any significant customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our components. The loss of, or a significant reduction in orders from one or more of our largest customers, or an inability to successfully develop relationships with additional or replacement customers could adversely affect our financial position and results of operations.

We must manufacture products that meet industry quality standards, or our customers may choose not to purchase our products, which would harm our operating results and ultimately our business.

     The manufacturing process for our MEMS-based products, as well as each new manufacturing process we might in the future develop, must pass through varying levels of qualification by our customers. Customers may require that our products be certified under international quality standards, such as the Telecordia and Belcore specifications, or other industry standards. The Telecordia and Belcore standards help insure that components or subsystems used by carrier companies meet certain minimum requirements for technical performance and physical and environmental durability. In some cases our customers will be responsible for verifying that our components comply with these standards, while in other cases the responsibility will be ours. We have not yet applied for any such certifications, nor subjected our products to the complete testing that such certification might require. Our products may also have to meet other customer specific requirements. If we experience delays in receiving industry standard certification or in meeting customer qualifications, our customers may choose not to purchase our products, which would result in significant lost revenue opportunities that could harm our business.

Failure to effectively manage our manufacturing facilities and the expansion of these facilities could adversely affect our business, financial condition or results of operations.

     We intend to complete outfitting of our high volume manufacturing facility in the first half of fiscal 2002. The completion and installation of equipment at this facility is subject to various risks beyond our control. A delay in the operational capacity of this facility or our inability to manage the facility effectively would have a material adverse effect on our business, financial condition and results of operations. The operation and management of our high volume facility will constitute a new activity for us, and, therefore we cannot guarantee that we will be able to meet future customer development deadlines, minimize development costs or effectively manage these operations. It is critical to our growth that we achieve and maintain acceptable yields in the manufacturing of our products and that we maintain these yields and quality requirements for each new product or product enhancement that we introduce. If we fail to achieve and maintain these yields, our ability to deliver products to customers in a timely and cost-effective manner and in the quantities that our customers may require could be significantly impaired.

We depend on skilled personnel to manage our business effectively in a rapidly changing market. The loss of the services of existing personnel or the inability to recruit and hire additional qualified personnel could adversely affect our business, financial condition and results of operations.

     Our future success depends upon the continued services of our executive officers, as well as upon other key technical, engineering, sales, marketing and manufacturing personnel. Our executive officers and key employees may terminate their employment with us at any time. Certain of our executive officers may consult for BEI Technologies from time to time on a project basis thus diverting their attention, see "Certain Relationships and Related Transactions--Agreements with BEI Technologies--Leave of Absence Agreements." In addition, we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel is intense, and the number of persons with experience, particularly in MEMS-based technology, silicon wafer design and manufacture using optics and micro-mechanics is limited. The loss of the services of any of our executive officers or key employees could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which could harm our business, financial condition and results of operations. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. We may not be successful in attracting, training or retaining qualified personnel to fulfill our current or future needs, which may inhibit our day to day operations and the development and achievement of our long-term strategies and would harm our business.

We must continue to develop, expand and protect our intellectual property and proprietary rights.

     We regard our patents, trade secrets and other proprietary rights as important to our success, and rely primarily on a combination of intellectual property and trade secret laws and contractual restrictions to protect our proprietary rights. We currently have 1 issued U.S. patent, 11 pending patent applications in the United States and 2 pending applications with the European Patent Office and 1 pending application in Canada. There can be no assurance that any of our pending patent applications or any future patent applications will be granted or will not be challenged successfully by third parties, that any patents that may be issued will adequately protect our technology or intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business.

     We also use employee and third party nondisclosure agreements to limit access to, and distribution of, our proprietary information. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to protect our rights, to deter misappropriation of such rights or that we will be able to detect unauthorized uses and take immediate or effective steps to enforce our rights. A substantial amount of our intellectual property was contributed to us by BEI Technologies, and there can also be no assurance that the steps we have taken to obtain ownership of this intellectual property will be sufficient to assure our continued ownership of all proprietary rights. Our license and technical assistance agreement with SiTek, Inc., a majority-owned subsidiary of BEI Technologies, governs our rights to our licensed DRIE and direct fusion bonding processes, which are exclusive to us in the telecommunications field. Our license to these processes is perpetual and royalty-free, except with respect to certain permitted third-party sublicenses. Although the grant of these licensed processes is perpetual by its terms, in the event we should breach the terms or conditions of the license, SiTek could potentially seek to revoke the license. We consider our rights to these licensed processes important to our future success.

     Although we rely on trade secrets to protect our proprietary technology, no assurance can be given that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain unauthorized access to our proprietary technology. In addition, no assurance can be given that third parties will not obtain patent rights to our trade secrets, which patent rights could be used to assert infringement claims against us. When deemed appropriate or necessary, we intend to vigorously protect our intellectual property rights. However, there can be no assurance that we will be able to enforce our rights or prevent other parties from designing and marketing unauthorized products that are based on our technology. Our ability to compete may be affected by our ability to protect and enforce our proprietary rights, and any failure to do so for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to obtain licenses for the use of third party technology on acceptable terms.

     From time to time, we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain any necessary or desired third-party license could require us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could result in reduced margins and loss of market share and could seriously harm our business, financial condition and results of operations.

We plan to expand our business into international markets, which will require us to commit resources and subject us to new risks that may limit our return from our international sales efforts.

     One  of  our  strategies  to  increase  our  sales  sufficiently to achieve profitability is to target large, global optical communications systems and subsystems manufacturers, suppliers and product manufacturers, which will necessarily involve preparing our business and products for doing business on an international scale. This could require us to comply with foreign laws and regulations, comply with international product standards, and possibly add an international sales force and operations. This expansion will involve a significant use of management and financial resources. We may not be successful in achieving international sales, or operating on an international scale. In addition, international business activities are subject to a variety of risks, including the adoption of new laws and regulations, currency fluctuations, actions by third parties and political and economic conditions, any of which could restrict or eliminate our ability to do business in foreign jurisdictions.

We have no present intention of listing our common stock with any recognized national securities exchange or quotation system.

     We do not intend to apply for the listing of any class of our equity securities on any securities exchange or for the inclusion of our equity securities in any automated quotation system in the near future. Further, our common stock is subject to transfer restrictions, and beneficial ownership in our common stock may not be sold, transferred or hypothecated in any manner. Accordingly, our stock is illiquid, and our stockholders will be required to wait for an unknown time to sell shares of our stock they currently hold.

Future acquisitions we undertake could harm our business by diverting our resources and increasing our operating costs.

     We may pursue opportunities to buy other technologies or businesses that would complement our current products and offerings, expand our industry focus, enhance our technical capabilities, or that may otherwise offer growth opportunities. Any future acquisitions could result in the use of significant amounts of cash or equity, the incurrence of debt, and amortization expenses related to goodwill and other intangible assets. Our experience in acquiring other technologies and businesses is limited. Acquisitions involve numerous risks, including:

     * difficulties   in  integrating  operations,  products,  technologies  and personnel;

     * unanticipated costs or write-offs associated with the acquisition;

     * diversion of management's attention from other business concerns;

     * diversion  of  capital  and other resources from our existing businesses;
       and

     * the potential loss of key employees of purchased organizations.

Our products, following our commencement of commercial product sales, may contain defects that are not detected until after these products have been integrated into our customers' systems or products. These defects may cause us to incur additional costs and suffer damage to our reputation.

     Some of our MEMS-based optical components and subsystems may originally be designed to be, or eventually be, deployed in large and complex optical network systems or products used in conjunction with optical networking systems. Our products must be compatible with other components and subsystems incorporated into the optical networking system or product. The reliability of our products and their compatibility with other system or product components will only be fully tested when deployed in the final application. If we are unable to fix defects or other problems that may be identified in full deployment or utilization, we could experience:

     * a loss of, or delay in, revenue;

     * a loss of existing customers or failure to attract new customers for our products and to achieve market acceptance;

     * increased repair and warranty costs;

     * increased product development expenses;

     * damage to our reputation; and

     * legal actions by our customers.

Our facilities could experience catastrophic loss, which would seriously harm our operations.

     Our research and development and manufacturing facilities could be subject to a catastrophic loss. Any loss of functions at any of our facilities could disrupt our operations, delay production, shipments and revenue, and result in large expense to repair and replace such losses, assuming repair or replacement is even economically feasible or practical for us.

                         RISKS RELATED TO OUR INDUSTRY

We depend on the continued growth of the optical communications market. If this market does not develop as rapidly as we expect, our growth could be constrained and our business could fail.

     Our products are targeted towards optical communications systems and subsystems manufacturers and suppliers and depend on the continued development and growth of the optical communications market. If optical communications networks are not expanded significantly by communications service providers, a significant commercial market for our products will fail to develop. Acceptance of optical communications networks technology depends on many factors, including:

     * its capacity to handle growing demands for transmission of increasing amounts of video, voice and data;

     * its cost effectiveness, performance, reliability and security compared to other forms of communications technology;

     * ability to manufacture products in sufficient volume;

     * scalability of products; and

     * flexibility of products.

We expect substantially all of our revenues to be derived from MEMS-based devices, and if the use of MEMS-based products in optical communications networks fails to achieve commercial success, our business may fail.

     We expect MEMS-based devices to account for a substantial portion, if not all, of our total revenues for the foreseeable future. Market acceptance of MEMS-based products by optical network systems and subsystems manufacturers and suppliers will be critical to our future success and growth. To date, we have developed prototype models of custom-designed devices, but our products have yet to be deployed in any commercial communications systems. If our target customers do not integrate our products into their systems, subsystems or products, or if these systems, subsystems and products do not in turn gain acceptance among communication networks service providers, manufacturers and integrators our revenues will not grow and our business, financial condition and results of operations will be seriously harmed.

We must develop new products and technology as well as enhancements to our existing products and technology in order to remain competitive. If we fail to do so, our products will be unable to compete in the marketplace and we will not achieve sales growth.

     The market for optical communications systems products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support new products, enhance our existing MEMS-based technology or develop new technologies on a successful and timely basis. If we fail to develop and deploy new products or enhancements of existing products on a successful and timely basis or if we experience delays in the development, introduction or enhancement of our products, our products will not be competitive and we will not be able to generate sufficient sales to support our business.

     The  development  of  products  utilizing  our  MEMS-based  technology is a complex process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change could significantly harm our business.

Our ability to reduce costs is limited by our ongoing need to invest in research and development.

     Our industry is characterized by the need for continued investment in research and development. If we fail to invest sufficiently in research and development, our products could become less attractive to potential customers, and our business and financial condition could be materially adversely affected. As a result of our need to maintain our spending levels in this area, our operating results could be materially harmed if our net sales do not meet our expectations. In addition, as a result of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our research and development expenses to increase in absolute dollars for the foreseeable future, and these expenses could increase as a percentage of our net sales as well.

We face competition from other providers of optical network systems components and subsystems that could harm our business and results of operations.

     The market for optical components and technology solutions is highly competitive, highly fragmented and characterized by rapidly changing technological needs and capabilities. Existing or future competitors may presently offer or develop optical components that provide design, performance or other types of advantages over the products that we provide. We expect competition to persist and intensify in the future. We believe that the principal bases of competition in our market are:

     * the overall performance of a supplier's products;

     * the total cost in use of a particular supplier's products;

     * the scalability of a supplier's products;

     * length of a supplier's design and production cycles;

     * timeliness of the introduction of new products;

     * scope and responsiveness of technical support;

     * environmental tolerance; and

     * versatility of applications.

     Our current and potential competitors include large, diversified companies who have developed or acquired competitive product lines, including Analog Devices, Inc., Avanex Corporation, Corning Corporation and its affiliates, JDS Uniphase, Finisar Corporation, Nortel Networks, Inc. and Oplink Communications, Inc. We also compete with smaller companies similarly strategically focused on developing MEMS-based products, including Applied MEMS, Inc., Integrated Micro Machines, Inc., MegaSense, Inc., MEMSCAP S.A., OMM, Inc., and Standard MEMS, Inc.

     Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than us. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. Some of our competitors have larger market capitalizations or cash reserves than we do and may be much better positioned than we are to acquire other companies in order to gain access to new technologies or products that may displace our products. In addition, some of our competitors have more extensive customer bases, better-developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and could adopt aggressive pricing policies to gain market share, all of which could harm our business. In addition, some of our existing and potential customers are also potential competitors. These companies may attempt to integrate their operations by producing their own optical components or subsystems or by acquiring one of our competitors, thereby eliminating the need to purchase our products. Further, our current and future competitors may develop products comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry standards or customer requirements.

We may be subject to claims of intellectual property infringement.

     In   the  future,  we  may  face  litigation  regarding  patent  and  other intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, invalidity or breaches of indemnities, and there can be no assurance that adverse parties in any such litigation would not be able to devote substantially greater financial resources to any litigation proceedings or that we could prevail in any future litigation. Any such litigation, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from normal business operations, which could have a material adverse effect on our business, financial condition and results of operations.

     Any potential intellectual property litigation also could force us to do one or more of the following:

     * stop   selling   or   incorporating  into  our  products  the  challenged
       intellectual property;

     * obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

     * oblige us to pay indemnities; or

     * redesign the products that use the technology.

     Additionally, the laws of certain foreign countries in which our products may in the future be sold may not protect our intellectual property rights to the same extent as laws in the United States, thus increasing the possibility of us not being able to protect our intellectual property. Also, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

We are subject to environmental laws and other legal requirements that have the potential to subject us to substantial liability and increase our costs of doing business.

     Our properties and business operations are subject to a wide variety of federal, state, and local environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements in order to comply with future laws and regulations. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities.

         RISKS RELATED TO OUR RECENT SEPARATION FROM BEI TECHNOLOGIES
                        AND OUR CONTINUING RELATIONSHIP

We have only recently commenced operations as an independent company and our future success will depend on our ability to implement the systems and controls necessary to support our business.

     The technology comprising the core of our business was contributed and transferred to us by BEI Technologies in October 2000. Prior to that time, BEI Technologies conducted activities related to our present business through various divisions and subsidiaries and has historically provided us with operational, financial and other support. Since our separation, effective November 2000, we have operated as an independent company, but have yet to fully develop and implement all of the financial, management, information and reporting systems and controls necessary to support our business. Furthermore, we will need to continually improve our systems and controls as the size of our company increases. BEI Technologies initially agreed to provide us with various interim services through September 2001, however these arrangements have been extended and may now be terminated by either party upon reasonable notice to the other party. See "Certain Relationships and Related Transactions--Agreements with BEI Technologies--Technology Transfer and
Distribution Agreement and InterCompany Services Agreement." After the termination of these arrangements, we may not be able to replace these interim services on terms, including cost, as favorable as those we will receive from BEI Technologies. We cannot give any assurance that we will be able to develop the necessary systems resources and controls to support our business.

BEI Technologies, our directors, management and key employees collectively have substantial control over us, which could delay or prevent a change in our corporate control.

     As of January 18, 2002, BEI Technologies and our directors, executive officers and employees beneficially owned in the aggregate approximately 65% of our outstanding shares on a fully-diluted basis, assuming the conversion of all preferred stock to common stock and exercise of outstanding options. BEI Technologies alone owns approximately 22% of our outstanding securities, and, as the holder of our Series A preferred stock, has the right to approve significant corporate actions. BEI Technologies, our directors, management and key employees are in the aggregate able to exercise substantial control over all matters requiring shareholder approval, including the election of directors and approval of mergers or other significant corporate transactions, future issuances of common stock, or other securities, including debt securities, and may have the ability to delay or prevent an outside party from acquiring or merging with us.

Two of our directors and certain of our executive officers may have conflicts of interest because they are also directors of BEI Technologies, formerly or presently provided services to or were employed by BEI Technologies or own significant amounts of BEI Technologies' stock.

     Two members of our board of directors are also directors of BEI Technologies, one of whom is also our Chief Financial Officer. These directors have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both BEI Technologies or its affiliates and us. These directors collectively own and may in the future own or have options to purchase significant amounts of BEI Technologies' stock, as well as collectively own significant amounts of our stock. This ownership could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for BEI Technologies and us.

     Our Chief Executive Officer and Chief Technical Officer are former employees of BEI Technologies who are party to leave of absence agreements permitting them to work for us. These individuals could potentially, after expiration or upon early termination of their leave of absence, agree to return to employment with BEI Technologies under certain conditions. Out of an average of twelve business days spent each month on professional management activities, our Chief Financial Officer devotes approximately three-quarters of his time to us and the remainder to BEI Technologies. During fiscal 2001, our President split his time equally between providing services to us and BEI Technologies, with a total average of sixteen business days spent each month on professional management activities. As of the commencement of our fiscal year 2002, our President began providing services exclusively to us.

     We have not instituted formal procedures for our directors and officers to follow to safeguard against conflict of interest disputes. We rely on our directors' awareness of their fiduciary duties and our executive officers' understanding of their responsibilities to us and to each other company for whom they may serve as a director or in an executive capacity. This informal policy may not be sufficient in the future and may not adequately protect us from all conflict of interest situations.

We may have potential business conflicts of interest with BEI Technologies with respect to our past and ongoing relationships, the resolution of which may not be as favorable to us as if we were dealing with an unaffiliated party.

     We   currently  have  various  interim  and  ongoing  agreements  with  BEI
Technologies. However, disputes could arise between BEI Technologies and us in a number of areas relating to our past and ongoing relationships, including:

     * the   nature,   extent   of,  and   pricing  of  the  interim   services
       BEI Technologies has agreed to provide to us;

     * intellectual property rights, employee benefits and other matters arising from our separation from BEI Technologies; and

     * major business combinations involving us.

     We cannot assure you that we will be able to resolve any conflicts we may have with BEI Technologies or, if we are able to do so, that the resolution will be as favorable as if we were dealing with an unaffiliated party. The agreements we have entered into with BEI Technologies may be amended by mutual agreement of the parties. It is possible future amendments to these agreements could contain provisions less favorable to us than the current terms of these agreements. See "Certain Relationships and Related Transactions--Agreements with BEI Technologies."

ITEM 2. Financial Information

Selected Financial Data
     The following table sets forth our selected historical financial data, which includes research and development expenses borne by BEI Technologies since our inception through the quarter ended December 30, 2000. We derived the data as of and for the fiscal year ended September 29, 2001 and from February 23, 2000 (inception) to September 30, 2000 from our audited financial statements and related notes. This data should be read in conjunction with our audited financial statements and related notes for the fiscal year ended September 29, 2001, and from February 23, 2000 (inception) to September 30,
2000 included at Item 13 of this Form 10, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

     The information for the 2001 and 2000 fiscal years' quarters presented below, including our first quarter of fiscal 2002 ended December 29, 2001, is unaudited but has been prepared on the same basis as the audited financial statements appearing elsewhere in this registration statement. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes. These operating results are not necessarily indicative of the results of any future period. All expense categories below include stock-based compensation.

                                          Period From February                      Period From February 23,  Period From February
                                        23, 2000 (Inception) to     Year Ended       2000 (Inception) to     23, 2000 (Inception) to
                                           September 30, 2000   September 29, 2001    September 29, 2001       December 29, 2001
                                       ------------------------ ------------------- ------------------------ -----------------------
                                                                                                                  (unaudited)
Statement of Operations Data: ........
  Revenues: ..........................        $       --          $     499,000          $     499,000          $     586,500
  Gross Profit: ......................                --                239,360                239,360                283,108
  Net Loss: ..........................          (105,746)            (1,574,755)            (1,680,501)            (2,398,441)
Balance Sheet Data: ..................
  Cash and Cash Equivalent ...........        $1,012,803          $     828,489          $     828,489          $     530,893
  Total Assets .......................         1,012,803              1,048,849              1,048,849                852,919
  Stockholders' Equity (Deficit) .....           944,073               (614,177)              (614,177)            (1,328,502)


                                                      Three Months Ended
                               -----------------------------------------------------------------------------------------------------
                                February 23,
                                    2000
                                 (inception)
                                  April 1,   July 2, September 30, December 30,  March 31,   June 30,   September 29,   December 29,
                                    2000      2001       2000         2000         2001        2001         2001           2001
                               ------------ -------- ------------- ------------ ---------- ---------- --------------- --------------
                                                                                                                       (unaudited)
Statement of Operations Data: .
  Revenues ....................     $--       $--    $      --     $      --   $  325,000  $  174,000  $       --   $    87,500
  Gross Profit ................      --        --           --            --      130,000     109,360          --        43,748
  Net Loss ....................      --        --      (105,746)     (176,028)   (157,992)   (239,364)  (1,001,371)    (717,940)
  Loss Per Share ..............      --        --         (0.08)        (0.04)      (0.03)      (0.05)       (0.19)       (0.13)
Balance Sheet Data:
 (as of the dates noted above)
  Cash and
   Cash Equivalents ...........     $--       $--    $1,012,803    $1,278,834  $1,062,724  $1,071,404  $   828,489  $   530,893
  Total Assets ................      --        --     1,012,803     1,381,318   1,164,580   1,247,258    1,048,849      852,919
  Stockholders'
   Equity (Deficit) ...........      --        --       944,073       868,971     669,893     430,529     (614,177)  (1,328,502)


Management's Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements, which are included in this Registration Statement. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the "Business--Risk Factors"--section of this registration statement.

Critical Accounting Policies and the Use of Estimates
     Management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition
     We recognize revenue using the guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". Under these guidelines, we defer revenue recognition on transactions where persuasive evidence of an arrangement does not exist, revenue recognition is contingent upon performance of our obligations, the price is not fixed or determinable or payment is not reasonably assured. To date, we have not recognized revenue related to non-prototype product offerings. All revenue recognized to date consisted of engineering work performed under engineering agreements with unaffiliated customers. Revenue for such engineering work is recognized based on customer acceptance of the achievement of milestones in the engineering agreement.

Research and Development Expense
     Our products are highly technical in nature and require a significant level of research and development effort. Research and development costs are charged to expense as incurred in accordance with FAS No. 2, "Accounting for Research and Development Costs." Payments and receivables recorded from customers for the delivery under contracts of prototype units are offset against research and development expense in the statements of operations.

Trade Receivables

     We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. In addition, our revenues and accounts receivable are concentrated in a relatively few number of customers. A significant change in the liquidity or financial position of any one of these customers or a further deterioration in the economic environment or telecommunications industry, in general, could have a material adverse impact on the collectability of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts. If we determine that collection of a receivable is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash.


Overview

     We are a development stage company that designs and manufactures optical components and subsystems used to interconnect, switch, attenuate and otherwise manage optical signals in fiber optic circuits used in broadband telecommunications networks.

     We were established in February 2000 as a majority-owned subsidiary of BEI Technologies. In November 2000, we were separated from BEI Technologies in order to focus exclusively on the commercialization of MEMS technology for optical telecommunications applications. The decision to effect our separation from BEI Technologies was made after consideration by our board of directors and that of BEI Technologies. As a development stage company with distinct financial and operating characteristics, it was concluded that it would be in the best interests of the stockholders of both companies for us to be established as a separate company allowing us to pursue independent strategies and objectives more appropriate to our size and business focus. Additionally, our establishment as a separate and strategically focused company was deemed to improve our prospects for outside investment and our ability to recruit key personnel. Since inception, we have focused on extending proprietary MEMS production processes developed by BEI Technologies to the field of optical networks and developing new product designs and fabrication techniques for optical components. At the time of our separation from BEI Technologies certain MEMS-based proprietary product designs were transferred to us and we were granted exclusive, world-wide, royalty-free and perpetual rights to utilize BEI Technologies' proprietary MEMS-based processing technologies in the manufacture of our products for the optical telecommunications market.

     Until our separation from BEI Technologies, our research and development costs, among others, were borne by BEI Technologies. These costs have been included in our results of operations since inception. In June 2000, we received our first customer order for engineering work and in November 2000 made our first deliveries. Since November 2000, we have recruited additional staff, overseen development of our new manufacturing facility located in Hayward, California and invested in product development, marketing and manufacturing activities.

     Our costs to date have primarily consisted of expenses to support research and development activities related to MEMS technology. We expect to significantly increase our research and development expenses to further commercialize our products. As we expand our manufacturing for commercial orders, we will incur increased cost of goods sold expenses.

     All of our revenue through September 29, 2001 was attributable to work performed under an engineering agreement with one customer. In addition, we recorded payments or receivables for delivery of prototype products in fiscal 2001 from a total of five customers, accounted for as an offset to research and development expense. During the first quarter of our fiscal 2002, we recorded revenue from two new customers for engineering work performed and recorded payments or receivables, offset to research and development expense, from two other customers for delivery of prototype products. We expect to incur operating losses through at least fiscal 2003, though no assurances can be given that we will eventually reach profitability. Given our development stage, we do not believe quarter-to-quarter comparisons of our operating results are meaningful at this time.

Results of Operations

Quarter  ended  December  29,  2001 compared with the quarter ended December 30,
2000

Revenues

     During the quarter ended December 29, 2001, revenues were approximately $88,000, due to engineering agreements with two unaffiliated customers. In addition, we recorded payments or receivables for deliveries of prototype products, accounted for as an offset against research and development expense from two customers. There were no revenues in the quarter ended December 30, 2000.

Cost of Revenues and Gross Profit

     In the quarter ended December 29, 2001, cost of revenues as a percentage of net revenues was 50.0%, resulting in gross profit of approximately $44,000. Cost of revenues includes salaries, materials and production overhead. There was no cost of revenues in the quarter ended December 30, 2000.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include compensation, benefits and related costs in support of corporate functions, which include management, business development, marketing, sales and finance. Selling, general and administrative expenses in the quarter ended December 29, 2001 increased approximately $270,000 from $18,000 in the quarter ended December 30, 2000 to $288,000. These expenses consisted primarily of professional, consulting and legal fees of approximately $195,000, as well as direct employee compensation expense and related benefits of approximately $50,000. As a percentage of net revenues, selling, general and administrative expense was 329.5% in the quarter ended December 29, 2001.

     Additionally, selling, general and administrative expenses include charges by BEI Technologies for various costs paid by BEI Technologies on our behalf, including facilities, finance, legal, human resources, consulting and other expenses. Selling, general and administrative expenses paid to BEI Technologies by us during the first quarter of fiscal 2002 were $25,000, which covered services received from BEI Technologies under our InterCompany Services Agreement at a cost of $25,000 per fiscal quarter. The per fiscal quarter cost of $25,000 for services covered under our InterCompany Agreement was established based upon square footage, headcount, usage and other methods that management believes to be reasonable.

Research and Development Expenses

     Research and development expenses include compensation and benefits for engineering staff, materials to build prototype units, supplies used and facility-related costs. We expense all research and development costs as incurred.

     Research and development expenses in the quarter ended December 29, 2001 increased approximately $290,000 from $174,000 in the quarter ended December
30, 2000 to $464,000. These expenses consisted primarily of gross costs for direct employee compensation expense and related benefits of approximately $409,000 and gross costs for facility rent and operations of approximately $120,000. Payments or receivables for deliveries of prototype products were accounted for as an offset to research and development expense. As a percentage of net revenues, research and development expense was 529.8% in the quarter ended December 29, 2001.

Interest Expense and Interest Income

     Interest expense was approximately $19,000 in the quarter ended December 29, 2001 due to the outstanding balance and additional borrowings during the quarter on the line of credit agreement with BEI Technologies. We incurred no interest expense during the quarter ended December 30, 2000 because we did not borrow any amounts on the line of credit with BEI Technologies.

     Interest income was $9,000 in the quarter ended December 29, 2001, and approximately $17,000 during the quarter ended December 30, 2000 due to income earned on highly liquid investments. The decrease in the current quarter is due to our decreased cash balance, as well as lower prevailing interest rates during the quarter ended December 29, 2001.

Liquidity and Capital Resources

     During the quarter ended December 29, 2001, we used $859,000 of cash and cash equivalents in operations. A decrease in other current assets of $33,000, along with a non-cash charge for depreciation and amortization of $8,000, and other cash inflows of $5,000 provided $46,000 in cash. These cash inflows were offset by a net loss of $718,000, as well as increases in trade receivables and prepaid expenses of $127,000 and $11,000, respectively; and decreases in trade accounts payable and accrued and other liabilities of $25,000 and $24,000, respectively.

     Investing activities during the quarter ended December 29, 2001 consisted of our purchase of $1,000 in capital equipment. In addition, we financed additional equipment with a value of approximately $3,500,000 and an initial lease term of three years under the equipment sublease arrangement with BEI Technologies. Our transactions with BEI Technologies, a minority investor and our former parent company, are not necessarily on an arms-length basis and we may receive more favorable terms under these arrangements than we would from an unrelated third-party.

     Financing activities during the quarter ended December 29, 2001 generated $562,000 of cash inflows due to borrowings on our note payable to BEI Technologies under our line of credit. The borrowings were used to fund daily operations, capital investments and product development.

     We continue to incur operating losses and expect our cash requirements to continue to increase in future periods. See the discussion under "Liquidity and Capital Resources" in the comparison of our fiscal years ended September 29, 2001 and September 30, 2000.

     We anticipate incurring substantial additional losses over at least the next several years, and we expect that our cash requirements will increase in future periods. Since inception, we have incurred recurring operating losses and negative cash flows from operations. As of December 29, 2001, we had a working capital deficit of $1.35 million. These conditions raise questions about our ability to continue as a going concern, and our auditors included a statement to this effect in their report pertaining to their audit of our financial statements as of and for the year ended September 29, 2001. Our management has been in recent discussions with prospective outside investors to obtain additional equity financing for us, however, management can offer no assurances an investment by outside investors will be accomplished in the near future, if at all. During the first quarter of fiscal 2002, we continued to expend significant effort in upgrading our engineering and production facility in Hayward, California, and expect this facility to be substantially operational by the second quarter of 2002. Also during the first quarter of fiscal 2002, we continued to further refine our business development and marketing efforts and focus on product development while following a cash-conservative approach. We do not believe we will possess sufficient financing for the remainder of our 2002 fiscal year unless we obtain additional financing during the current fiscal year.

Recent Developments

     Subsequent to 2001 fiscal year end, we entered into a facility sublease agreement with BEI Technologies as sublessor, at an annual cost of approximately $220,000 for an initial term of five years. Also subsequent to fiscal year end, we leased additional equipment in December 2001 under our equipment sublease arrangement with BEI Technologies valued at an additional approximately $3.5 million, with a lease term of three years. Further subsequent to 2001 fiscal year end, we leased additional equipment in March 2002 under our equipment sublease arrangement with BEI Technologies valued at an additional $2.8 million, with a lease term of three years.

     In April 2002, we underwent a reduction in force resulting in eight individuals departing employment with us, including engineering, manufacturing and marketing personnel. Severance pay for affected persons was per company policy, including cash payment and the acceleration of the vesting of options for certain affected individuals. Total cash costs related to the reduction in force are expected to approximate $86,000 in the fiscal quarter ending June 29, 2002.

Year ended September 29, 2001 and Period from Inception to September 30, 2000

Revenues
     During fiscal 2001, revenues were $499,000, reflecting work performed under an engineering agreement with one customer, Glimmerglass Networks. In addition, we recorded payments or receivables for deliveries of prototype products during fiscal 2001, accounted for as an offset to research and development expense, from a total of five customers, including Glimmerglass Networks. There were no revenues generated in the period from inception to the end of fiscal 2000.

Cost of Revenues and Gross Profit
     In fiscal 2001, cost of revenues as a percentage of net revenues was 52.0%, resulting in gross profit of approximately $239,000. Cost of revenues includes salaries, materials and production overhead. There was no cost of revenues in the period from inception to the end of fiscal 2000.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 2001 increased $854,000 from $15,000 in the period of inception to the end of fiscal 2000 to $869,000. These expenses consisted primarily of direct employee compensation expense and related benefits of approximately $396,000, as well as professional, consulting and legal fees of approximately $273,000. As a percentage of net revenues, selling, general and administrative expense was 174.1% in fiscal 2001.

     Selling, general and administrative expenses paid to BEI Technologies by us during fiscal 2001 totaled $75,000, which covered services received from BEI Technologies under our InterCompany Services Agreement for three fiscal quarters during fiscal 2001 at a cost of $25,000 per fiscal quarter. The per fiscal quarter cost of $25,000 for services covered under our InterCompany Agreement was established based upon square footage, headcount, usage and other methods that management believes to be reasonable.

Research and Development Expenses
     Research and development expenses in fiscal 2001 increased $870,000 from $102,000 in the period of inception to the end of fiscal 2000 to $972,000. The increase was due to a full year operating period in fiscal 2001 as an independent company dedicated to expanding operations, compared with seven months in fiscal 2000 during which we were still in an organizational stage. Research and development expenses in fiscal 2001 consisted primarily of gross costs for direct employee compensation expense and related benefits of approximately $614,000 and gross costs related to facility rent and operations of approximately $219,000. Payments or receivables for deliveries of prototype products were accounted for as an offset to research and development expense. As a percentage of net revenues, research and development expense was 194.8% in fiscal 2001.

Interest Expense and Interest Income
     Interest expense was $24,000 in fiscal 2001 due to borrowings during the year under our line of credit agreement with BEI Technologies.

     Interest income was $50,000 in fiscal 2001, and $11,000 in the period from inception to the end of fiscal 2000 due to income earned on highly liquid investments.

Liquidity and Capital Resources
     During fiscal 2001, we used $1,316,000 of cash and cash equivalents in operations. Increases in accrued expenses and other liabilities and accounts payable of $319,000 and $131,000, respectively, together with a non-cash charge for depreciation and amortization of $12,000, and other cash inflows of

$3,000 provided $465,000 in cash. These cash inflows were offset by a net loss of $1,575,000, as well as increases in trade receivables, other current assets and prepaid expenses of $100,000, $62,000 and $19,000, respectively, and a decrease in customer advances of $25,000.

     Investing activities in fiscal 2001 consisted of our purchase of $21,000 in capital equipment to support increased research, development and production and our entrance into an equipment sublease arrangement with BEI Technologies. During fiscal 2001, we financed equipment with a value of $708,000 under this arrangement, with an initial lease term of three years. Our transactions with BEI Technologies, a minority investor and our former parent company, are not necessarily on an arms-length basis and we may receive more favorable terms under these arrangements than we would from an unrelated third-party. In addition, an increase in deposits resulted in cash outflows of $22,000.

     Financing activities for us in fiscal 2001 generated $1,175,000 of cash inflows. Borrowings were $1,331,000 during the year on our note payable to BEI Technologies under our line of credit. The borrowings were used to fund daily operations, capital investments and product development. Additionally, the issuance of common stock generated $8,000 in cash. These cash inflows were partially offset by $164,000 of principal repayments on the note payable.

Effects of Inflation
     Management believes that, for the periods presented, inflation has not had a material effect on our operations.

Quantitative and Qualitative Disclosures About Market Risk
     We are exposed to market risk in the form of interest income sensitivity affected by changes in the general level of U.S. interest rates, as a portion of our investments are in short-term debt securities issued by corporations. Our investments are placed with high-quality issuers and we attempt to limit the amount of credit exposure to any one issuer. In addition, the base interest rate for advances under our $2 million line of credit is equal to the prime interest rate, plus 1.5% per annum. Due to the nature of our short-term investments, we do not believe that we are subject to material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

ITEM 3. Properties
     Our properties consist of leased facility space and leased equipment. We lease facility space used for administrative purposes in San Francisco,
California, and we lease a total of 15,571 square feet used for sales, manufacturing and research and development purposes in Hayward, California. Our manufacturing facility in Hayward, California is expected to be substantially operational in the first half of fiscal 2002. We lease certain core equipment used in operations that we have installed at our Hayward, California facility. Additionally, we may use facilities located in Concord, California from time to time as permitted under our intercompany agreement with BEI Technologies, see "Certain Relationships and Related Transactions--Agreements with BEI Technologies." We believe that our existing properties and equipment are adequate for present operations.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth information regarding the beneficial ownership of our securities, as of January 18, 2002 by:

     * each person who, to our knowledge, is the beneficial owner of 5% or more of a class of our outstanding securities;
     * each of our directors;

     * each of our executive officers; and

     * all executive officers and directors as a group.

            Beneficial Owner                          Beneficial Ownership(1)
----------------------------------------   ----------------------------------------------
                                                       Number of               Percent of
                                                        Shares                 Total (2)
                                           --------------------------------   -----------
   BEI Technologies, Inc ...............               2,037,613 (3)              24.8%
      One Post Street ..................
      Suite 2500 .......................
      San Francisco, CA ................
   Mr. Charles Crocker(4) ..............               1,196,524 (5)              14.6%
      One Post Street ..................
      Suite 2500 .......................
      San Francisco, CA ................
   Dr. Lawrence A. Wan(4) ..............                 871,104                  10.6%
   Mr. Danforth Joslyn(4)(6) ...........                 108,000                   1.3%
   Mr. Gary D. Wrench(4)(6) ............                  32,979                     *
   Mr. Martin Lim(4)(6) ................                 602,006                   7.3%
   All executive officers and directors
     as a group (5 persons)(4) .........               2,810,613 (5)(6)(7)        34.2%

------------
  * Less than one percent
(1) This table is based upon information contained in our files and supplied to us by our officers, directors and principal stockholders. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. Except as otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect all shares indicated as beneficially owned.

(2) Applicable percentages are based on 8,207,857 shares outstanding on January 18, 2002, adjusted as would be required under rules of the Securities and Exchange Commission and includes voting securities and also nonvoting securities convertible into voting securities.

(3) Represents 2,000,000 shares of our Series A preferred stock and 37,613 shares of our voting common stock. The 2,000,000 shares of our Series A preferred stock held by BEI Technologies are convertible into shares of our voting common stock on a one-for-one basis.

(4) Beneficial ownership and applicable percentages based on ownership of both voting common stock and nonvoting common stock convertible into voting common stock at the election of our board of directors as follows: Mr. Charles Crocker, 767,962 shares voting common stock and 428,572 shares nonvoting common stock; Mr. Lawrence Wan, 13,964 shares voting common stock and 857,140 shares nonvoting common stock; Mr. Danforth Joslyn, all 108,000 shares are nonvoting common stock; Mr. Gary D. Wrench, 24,979 shares voting common stock and 8,000 shares nonvoting common stock; and Mr. Martin Lim, 2,006 shares voting common stock and 600,000 shares nonvoting common stock.

(5) Does not include 2,000,000 shares of Series A preferred stock and 37,613 shares of voting common stock held by BEI Technologies. As Mr. Crocker is Chairman of the Board of BEI Technologies, in this capacity he may be deemed to share voting and investment control over the shares held by BEI Technologies. Mr. Crocker disclaims beneficial ownership of the shares held by BEI Technologies within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

(6) As of January 18, 2002, a total of 13,171 shares held by Mr. Joslyn; a total of 4,834 shares held by Mr. Wrench; and a total of 362,500 shares held by Mr. Lim are subject to a right of repurchase by us if the individual's employment with us should terminate prior to full lapsing of our repurchase right. At January 18, 2002, shares of our common stock subject to a right of repurchase by us provided for continued monthly pro-rata lapsing of our repurchase right so long as the individual remains in our employ until our repurchase rights lapse in full in June 2004.

(7) Includes the shares described in the notes above.

ITEM 5. Directors, Executive Officers and Key Employees

Name                              Age                         Position
------------------------------   -----   --------------------------------------------------
Dr. Lawrence A. Wan ..........    62     Chairman of the Board and Chief Executive Officer
Danforth Joslyn ..............    71     President and Director
Gary D. Wrench. ..............    68     Chief Financial Officer and Director
Charles Crocker ..............    62     Director
Martin Lim. ..................    38     Chief Technical Officer

     Dr. Lawrence Wan has served as our Chief Executive Officer since January 2001 and as a director since our inception. From September 1997 to January 2001, Mr. Wan served as a Senior Vice President and Chief Technical Officer of BEI Technologies and President of SiTek, Inc., a subsidiary of BEI Technologies. Prior to that, from July 1990 to September 1997, Dr. Wan served as Vice President and Chief Technical Officer of BEI Electronics, Inc., now known as BEI Medical Systems Company, Inc. From 1984 until 1990, Dr. Wan served as Vice President, engineering, of Systron Donner Corporation, and held various technical and general management positions with that company between 1979 and 1984. From 1968 through 1979, he served as Chief Executive Officer of Sycom, Inc., a commercial electronics company, of which he was also a founding member. Dr. Wan holds B.S., M.S. and Ph.D. degrees in Engineering and Applied Sciences from Yale University. Dr. Wan serves as a member of the board of directors of BEI Medical Systems Company, Inc.

     Mr. Danforth Joslyn has served as our President and as a director since inception. Mr. Joslyn's present time commitment to us as our President is part-time. From 1998 to the present, Mr. Joslyn has served on a less than full time basis as an executive officer of Neovasys, Inc., a development stage medical device company of which he was a founder. From 1998 to the commencement of our 2002 fiscal year, Mr. Joslyn provided services to BEI Technologies as an independent consultant. From 1993 to 1998, Mr. Joslyn served in an executive capacity with similarly focused predecessor companies to Neovasys. Mr. Joslyn was a founder of Optical Coating Laboratory, Inc. (OCLI), a company specializing in vacuum deposited thin film products serving the optical networking, medical and defense markets. From 1988 to 1993, Mr. Joslyn served as President and Chief Executive Officer of a joint venture established to develop color-shifting pigments for the security market by OCLI and Imperial Chemical Industries. From 1959 to 1993, Mr. Joslyn served as a member of OCLI's board of directors and in various executive positions with OCLI, including as its President and chief operating officer. Mr. Joslyn holds a B.S. and a J.D. from George Washington University

     Mr.  Gary  Wrench  has  served  as  our  Chief  Financial  Officer and as a director since inception. Mr. Wrench's present time commitment to us as our Chief Financial Officer is part-time. Mr. Wrench served as Senior Vice President and Chief Financial Officer of BEI Technologies from September 1997 until his retirement from BEI Technologies in May 2000. Following Mr. Wrench's retirement from full-time service to BEI Technologies, Mr. Wrench has continued to provide professional services to BEI Technologies as an independent consultant. From July 1993 until September 1997, he served as Senior Vice President and Chief Financial Officer of BEI Electronics, Inc., now known as BEI Medical Systems Company, Inc. From April 1985 to July 1993, he served as vice president of BEI Electronics, Inc. and President and Chief Executive Officer of BEI Motion Systems Company, Inc., then a wholly-owned subsidiary of BEI Electronics, Inc., now a part of BEI Technologies. Mr. Wrench holds a B.A. from Pomona College and an M.B.A. from the University of California, Los
Angeles. Mr. Wrench serves as a member of the board of directors of BEI Technologies and BEI Medical Systems Company, Inc.

     Mr. Charles Crocker has served as a member of our board of directors since inception. Mr. Crocker was a founder of BEI Technologies, and has served as Chairman of the board of directors and Chief Executive Officer of BEI Technologies since September 1997. Mr. Crocker also served as President of BEI
Technologies until May 2000. He has served since 1974 as Chairman of the board of directors of BEI Medical Systems Company, Inc. Mr. Crocker served as
President of Crocker Capital Corporation from 1970 to 1985, and as general partner of Crocker Associates, a venture capital investment partnership, from 1970 to 1990. Mr. Crocker holds a B.S. from Stanford University and an M.B.A. from the University of

California, Berkeley. Mr. Crocker serves as a member of the board of directors of Fiduciary Trust Company International, Pope & Talbot, Inc., BEI Technologies, BEI Medical Systems Company, Inc. and Teledyne Technologies, Inc.

     Mr. Lim has served as our Chief Technical Officer since May 2000. From May 1997 to January 2001, Mr. Lim served as the director of technology for SiTek, Inc., a subsidiary of BEI Technologies, where he initiated programs in microfluidics, biomedical implants and photonic devices. From March 1995 until May 1997, Mr. Lim served as Senior Technologist for BEI Technologies, specializing in developing advanced silicon-based sensors and microfabrication initiatives. From December 1989 to January 1995, Mr. Lim was a member of the research staff at Xerox's Palo Alto research center focusing on MEMS technology research as applied to microfluidic ink jet printing. Mr. Lim has been awarded 8 U.S. patents in both device and processes technologies. Mr. Lim holds B.S. and M.S. degrees in Mechanical Engineering from the University of California at Berkeley.

Board of Directors and Officers

     The members of our board of directors are currently elected annually for a term of one year. Upon election, all directors hold office until the next annual meeting of stockholders at which their terms expire and until their successors have been duly elected and qualified. In the event we should no longer be subject to certain provisions of the California Corporations Code with which we must presently comply, we intend to provide for a classified board of directors, which could have the effect of deterring hostile takeovers or delaying changes in control of management. Our executive officers serve at the discretion of the board of directors. There are no family relationships among any of our officers and directors. Directors who are not officers of OpticNet do not presently receive any compensation for their services as board members, though they may be reimbursed for expenses in connection with attendance at board meetings.

Committees of the Board of Directors

     We do not presently have any standing committees of the board. We intend to establish audit and compensation committees prior to listing our shares for trading with any nationally recognized securities exchange or quotation system.

Services Provided by our President and Chief Financial Officer

     Mr. Joslyn, our President, is party to a consulting Agrement with us, and Mr. Wrench, our Chief Financial Officer, is party to a consulting agreement with BEI Technologies. During fiscal 2001, each of Mr. Joslyn and Mr, Wrench divided their time spent on professional management activities between service to us and service to BEI Technologies. Mr. Joslyn's agreement with us covers Mr. Joslyn's continuing monthly services to us and is cancelable by either party upon thirty days written notice. During fiscal 2001, Mr. Joslyn split his time equally between service to us and BEI Technologies, based on an average of sixteen business days combined service per month, and payments to Mr. Joslyn under this agreement were allocated to our account and that of BEI Technologies on an equal basis. During fiscal 2001, payments to Mr. Joslyn allocated to our account under this agreement totaled $32,000 and $32,000 was allocated to the account of BEI Technologies. As of the commencement of our 2002 fiscal year, Mr. Joslyn began providing services exclusively to us under this agreement. We expect our aggregate payments to Mr. Joslyn to be approximately $84,000 in fiscal 2002. Mr. Wrench's agreement with BEI Technologies includes coverage of services performed on our behalf and payments to Mr. Wrench under this agreement are allocated to our account and that of BEI Technologies on the basis of time spent by Mr. Wrench each month on behalf of each company. Mr. Wrench's agreement provides Mr. Wrench is to be compensated at a rate of $6,000 per month, plus payment of $1,200 per day for service to us or to BEI
Technologies that exceeds five days per month. Service to us averages approximately three quarters of Mr. Wrench's professional time each month, out of an average of twelve business days of combined service to us and BEI Technologies each month. During fiscal 2001, payments to Mr. Wrench allocated to us under this agreement totaled $28,000 and $36,000 was allocated to the account of BEI Technologies. We expect our aggregate payments to Mr. Wrench to be slightly higher in fiscal 2002. The agreement between BEI

Technologies and Mr. Wrench provides for a one year term, renewable annually in June of each year upon mutual agreement of the parties and is cancelable by either party upon thirty days written notice.

ITEM 6. Executive Compensation

                             SUMMARY COMPENSATION

     The following table presents summary information with respect to the compensation paid to our chief executive officer and each of our other executive officers whose salary and bonus exceeded $100,000 during our fiscal year ended September 29, 2001(1):

                          Summary Compensation Table

                                                                               Long Term
                                                                        Compensation Awards(3)
                                                                              Securities            All Other
                                         Annual Compensation (2)
                                     -------------------------------          Underlying           Compensation
             Name and                          Salary (4)     Bonus             Options                (5)
        Principal Position            Year         ($)         ($)                (#)                  ($)
----------------------------------   ------   ------------   -------   ------------------------   -------------
Dr. Lawrence A. Wan
 Chairman of the Board and
 Chief Executive Officer .........   2001       353,775                            (6)               11,061
Martin Lim
 Chief Technical Officer .........   2001       152,299                            (6)                3,961

1) No   executive   officers  other  than  those  listed  received  compensation comprised of salary and bonus exeeding $100,000 in fiscal 2001.

2) In accordance with rules promulgated by the Securities and Exchange Commission, other annual compensation in the form of perquisites and other personal benefits may have been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for the fiscal year.

3) Information with respect to long-term compensation awards received and values held by Dr. Wan and Mr. Lim in fiscal 2001 is provided in the immediately following table.

4) Includes annual cash payments designated as automobile allowances, which did not exceed $10,000 for any individual in any year.

5) Includes $5,557 and $3,780 paid in fiscal 2001 to each of Messrs. Wan and Lim, respectively, as a normal contribution pursuant to the company's participation in BEI Technologies' Multiemployer Retirement Savings Plan. The remaining sums listed for fiscal 2001 for Messrs. Wan and Lim are attributable to premiums paid by the company for group term life insurance.

6) None of the named executive officers received stock options from us in fiscal 2001 or in any previous period.

                Long-Term Incentive Awards in Last Fiscal Year
                      and Aggregate and Current Values(1)

                                                       Value of Restricted
                                                          Stock Awards
                                     Fiscal 2001           Subject to         Value of Restricted
                                   ISO/Restricted       Continued Vesting       Stock Vested in
           Name and               Stock Awards (2)             (3)                Fiscal 2001
      Principal Position                 (#)                   ($)                    ($)
------------------------------   ------------------   --------------------   --------------------
Dr. Lawrence A. Wan. .........      4,000/2,000             103,357                 39,338
Martin Lim ...................            --/--              11,108                  6,978

1) The above table discloses stock options and restricted stock awarded by BEI Technologies, our former parent company, to the named individuals during their service to BEI Technologies. During fiscal 2001, Dr. Wan and Mr. Lim were granted leaves of absence by BEI Technologies effective as of January 1, 2001 to accept employment with us. The terms of each of Dr. Wan's and Mr. Lim's leave of absence agreements provided that long term incentive awards and related benefits previously awarded to Dr. Wan and Mr. Lim would continue to vest in accordance with their terms so long as Dr. Wan and Mr. Lim remain in our employ.

2) Incentive stock option awards received from BEI Technologies in December 2000 vest on a straight-line basis over a three-year period commencing on the anniversary date of the award. Restricted stock awards previously received from BEI Technologies vest over a six-year period at a rate of 15% of the total award vesting in each of the first five anniversaries of the award date, and the remaining 25% vesting on the sixth anniversary of the award date.

3) Represents the total dollar value of restricted shares awarded prior to January 2001 by BEI Technologies remaining subject to vesting. The value for restricted shares awarded by BEI Technologies is based on the number of shares held at fiscal year-end multiplied by the closing sales price of BEI Technologies' common stock as reported on the Nasdaq National Market on September 29, 2001. Dividends are paid on these share of BEI Technologies restricted stock when, as and if the board of directors of BEI Technologies declares dividends on the common stock of that company.

     Participation in Compensation Decisions
     Decisions relating to compensation of executive officers are made by the board of directors acting together. Mr. Wrench, our Chief Financial Officer and a member of the board of directors, and Mr. Crocker, a member of the board of directors, each also serve on the board of directors of BEI Technologies. In
addition,   Mr.   Crocker   also  serves  as  Chief  Executive  Officer  of  BEI
Technologies.

Incentive Plans

     2000 Equity Incentive Plan
     Our 2000 Equity Incentive Plan ("Incentive Plan") was adopted and approved by our board of directors and stockholders in September 2000 and amended and restated in January 2002. The Incentive Plan will expire in September 2010, unless it is earlier terminated by the board of directors. There are 1,000,000 shares presently reserved for awards under the Incentive Plan and as of January 15, 2002, there were 509,000 shares subject to outstanding options. The Incentive Plan provides for the grant or issuance of stock-based incentive awards, consisting of:

   * incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to employees; and

   * nonstatutory stock options, restricted stock purchase awards, and stock bonuses which may be granted to employees, non-employee directors and consultants.

     Plan Administration
     The Incentive Plan is presently administered by our board of directors; however administration of the plan may be delegated to a committee designated by the board in the future. Subject to the terms of the plan, the board of directors determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to limitations set forth in the plan and described below, the board of directors also determines the exercise price of options granted and the terms of any other stock awards granted under the plan.

     Options
     Stock options are granted pursuant to stock option agreements between us and the recipient of the award. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the Incentive Plan vest at the rate specified in a grantee's option grant notice and option agreement.

     Shares subject to stock options granted under the Incentive Plan that have expired or otherwise terminated without having been exercised in full once again become available for the grant of awards under the Incentive Plan. Likewise, shares of restricted stock awarded under this plan that have not become fully vested will again become available for the grant of awards. Shares issued under the Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

     The term of incentive stock options granted under the Incentive Plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate of ours, ceases due to disability, the optionee may exercise any vested options up to 12 months after the date such service relationship ends. In the case of the optionee's death, absent a provision stating otherwise in the stock option agreement, a beneficiary of the optionee may exercise any vested options up to 18 months after the date the service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, absent a provision for earlier termination in the stock option agreement, the optionee may exercise any vested options up to three months from cessation of service. However, in no circumstances may an option be exercised after the expiration of its term. Acceptable consideration for the purchase of common stock issued under the Incentive Plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

     Transferability of Options
     An optionee may not transfer a stock option other than by will or intestate laws of descent and distribution upon death. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

     Tax Limitations on Stock Option Grants
     Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of OpticNet or any affiliate unless the following conditions are satisfied:

     * the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     * the term of any incentive stock option award must not exceed five years from the date of grant.

     Section 162(m) Limitations on Incentive Awards
     Section 162(m) of the Internal Revenue Code of 1986 denies an income tax deduction to corporations registered under Section 12 of the Securities Exchange Act for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, unless the compensation constitutes performance-based compensation. In order to ensure that option grants under the Incentive Plan constitute performance-based compensation, no person may be granted options under the Incentive Plan covering more than 500,000 shares of common stock in any calendar year. Under its general authority to grant options, our board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. In such case, both the original and new options would count toward the Section 162(m) limitation.

     Stock Bonus and Restricted Stock Awards
     Stock bonus awards may be granted to eligible persons in consideration for past services rendered. Shares of common stock granted under a stock bonus agreement may be subject to a vesting schedule, with a right of repurchase reserved to OpticNet in the event a grantee's employment terminates prior to vesting. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement are transferable only if set forth in the terms and conditions set forth in the stock bonus or restricted stock agreement, so long as the shares awarded to a grantee are subject to the terms of the applicable agreement.

     Changes in Control
     In the event of certain changes in control, the surviving entity may elect to assume, continue or substitute all outstanding stock awards under the Incentive Plan. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of outstanding stock awards held by persons whose service relationship with us has not terminated at the time of the change in control will be accelerated in full. These stock awards will be terminated upon the change in control if not previously exercised.

     401(k) Plan
     Our employees currently participate in the tax qualified employee savings and retirement plan of BEI Technologies, which has become a Multiemployer plan for this purpose. Eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits ($11,000 in fiscal 2002) and to contribute such amount to BEI Technologies' Multiemployer
401(k) plan. The Multiemployer 401(k) plan permits, but does not require, additional matching contributions to the Multi-employer 401(k) plan by us on behalf of our employees who participate in the plan. The Multiemployer 401(k) plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the Multiemployer 401(k) plan, at the direction of each participant, will invest employee salary deferrals in selected investment options.

ITEM 7. Certain Relationships And Related Transactions

Agreements with BEI Technologies

     Technology Transfer and Distribution Agreement
     In connection with our separation from BEI Technologies completed in November 2000, in October 2000, we entered into a Technology Transfer and Distribution Agreement ("Distribution Agreement"), which governed general terms and conditions of our separation. As background for our separation, in September 2000 BEI Technologies obtained an independent valuation from a nationally recognized appraisal firm, which included an evaluation of the implied value of the intellectual property and assets to be transferred to us. The valuation was based on factors including the investment to date by BEI Technologies in developing the intellectual property to be transferred, an estimation of the cost to commercialize the intellectual property and possible market applications. The number of shares of our voting common stock to be issued to BEI Technologies for distribution to its stockholders was determined by reference to this appraisal.

     The  following is a summary of the principal provisions of the Distribution
Agreement:

     The Distribution Agreement provided for the contribution to us of certain assets and intellectual property related to the fiber optic components technology developed by BEI Technologies and BEI Technologies' majority-owned subsidiary, SiTek, Inc. ("SiTek"). In exchange, we issued a total of

3,616,000 shares of our voting common stock to BEI Technologies, which shares were distributed by BEI Technologies to its stockholders on the basis of one share of our voting common stock for each two shares of BEI Technologies stock held as of October 30, 2000, the effective date for the distribution. BEI
Technologies subsequently distributed all but 37,613 of these shares to their shareholders, see note 3 in item 10 below. In addition, the Distribution Agreement provided for our employees continued participation in the 401(k) Plan of Technologies as discussed above under "Incentive Plans--401(k) Plan" and continued participation in other employee welfare benefit plans sponsored by BEI Technologies. Further, BEI Technologies agreed to provide and maintain certain insurance coverage on our behalf as provided in the Distribution Agreement. The Distribution Agreement also provided us with the right to hire certain individuals approved by Technologies who were, or had been, employees of BEI Technologies or SiTek. In connection with the Distribution Agreement, we agreed that expenses associated with the Distribution were initially to be charged to and paid by BEI Technologies, and in the future allocated between BEI Technologies and us on an equitable basis, with us reimbursing BEI Technologies for our respective share of the expenses.

     InterCompany Services Agreement
     In October 2000 we entered into an InterCompany Services Agreement with BEI Technologies whereby BEI Technologies agreed to make available to us certain office and facility space, personnel support and supervision, financial and administrative services, record-keeping functions and other assistance for a transition period originally scheduled to terminate on September 30, 2001, which arrangement has recently been extended and may now be terminated by either party upon reasonable notice to the other party. The agreement addressed the assignment of certain equipment lease obligations to the company by BEI Technologies, and provides terms for use of the equipment by BEI Technologies in consideration of the assignment. The agreement provides for our continued use of certain centralized staff services and systems, such as health claims administration, oversight of compliance with public company reporting and related requirements after our stock is registered pursuant to this registration statement, the preparation and filing of tax returns and the administration of retirement assets and employee welfare benefit plans. Additionally, the agreement addresses oversight of insurance coverage provided to the company under the Distribution Agreement described above. BEI Technologies is reimbursed by us for the costs and expenses incurred in association with these services at a flat quarterly rate of $25,000. An exhibit to the agreement is our Revolving Line of Credit Note entered into with BEI Technologies, in the principal amount of $2,000,000, as described below.

     License and Technical Assistance Agreement
     In October 2000 we entered into a License and Technical Assistance Agreement with SiTek whereby SiTek agreed to assist us in certain research and development efforts and also fabricate and supply us with certain components utilized in our products. Further, Sitek granted to us a perpetual, royalty free, worldwide, exclusive license to develop, make, use and sell products within the field of telecommunications data transmission utilizing technology now possessed or later developed by SiTek, and we have granted back to SiTek a corresponding perpetual, royalty free, worldwide, exclusive license to develop, make, use and sell products outside of the telecommunications data transmission market utilizing technology now possessed by us or later developed. To date, all transactions between us and SiTek under this agreement have been on a royalty-free basis. In the future, royalties are to be paid to SiTek by us only to the extent we receive a sublicense fee for SiTek technology embedded into a product sold by us, which sublicense fee we are required to share on a fifty percent basis with SiTek.

     Facility Rent Arrangements
     We rent office space used for administrative purposes in San Francisco, California from BEI Technologies under our InterCompany Services Agreement described above. The monthly rental payments associated with these facility rental arrangements are subsumed into our total monthly payment under the InterCompany Services Agreement. We also lease 15,571 square feet of space used for research and development and manufacturing activities in Hayward, California from BEI Technologies under a sublease agreement entered into in October 2001, for an initial term expiring December 2005. The monthly rental payments under the sublease agreement commenced at $17,000 and increase annually to a monthly payment of $20,100 during the 2005 calendar year. Prior to entering into the sublease agreement with us in October 2001, BEI Technologies entered into a multi-tenant lease agreement in December 2000 for the aggregate facility space subleased to us.

     Equipment Sublease Agreement
     In September 2001 we entered into an equipment sublease agreement with BEI Technologies, as lessor, which is subordinate to a master lease agreement entered into by BEI Technologies, as lessee. The manufacturing and production equipment delivered to date under the equipment sublease agreement is installed at our Hayward, California facility. Equipment in place as of January 15, 2002 under the equipment sublease agreement is at an approximate cost of $4.2 million, with initial lease terms of 36 months. Rental payments are on a quarterly basis and are equal to a monthly equivalent rent determined by the cost of the equipment multiplied by a monthly equivalent rental payment factor, which varies slightly for each financed equipment installment. The equipment sublease agreement between us as lessee and BEI Technologies as lessor is subject to, and incorporates all obligations of BEI Technologies to the lessor under the master lease agreement to which BEI Technologies is a party.

     Revolving Line of Credit Note; Payable to BEI Technologies
     In October 2000, we negotiated a revolving line of credit from BEI Technologies in the principle amount of $2,000,000, which is an unsecured loan arrangement. As of the fiscal quarter ended March 30, 2002, we had exceeded this line of credit and had an outstanding balance of $2.66 million under the line of credit. We are in discussions with BEI Technologies to increase the line of credit to cover amounts funded to such date. The cash advances related to this payable were used for working capital to finance our operations. The loan bears interest at a rate of prime plus 1.5% per annum, computed on the basis of a 360-day year, actual days elapsed, payable quarterly. Our abilities to request advances under the line of credit note is subject to the continued compliance by BEI Technologies with loan covenants set forth in agreements of BEI Technologies. The outstanding balance under this arrangement is scheduled to be paid back on September 28, 2002.

All of the arrangements outlined above may not represent transactions at arms length and we may not be able to obtain terms as favorable with third parties, if at all, when and if the arrangements with BEI Technologies come to an end.

Leave of Absence Agreements
     In December 2000, we engaged a total of seven individuals previously employed by BEI Technologies, including Lawrence Wan, our Chief Executive Officer, and Martin Lim, our Chief Technical Officer. One of these individuals' employment with us ended in January 2002. In connection with the transfer of these employees to us, BEI Technologies entered into leave of absence agreements effective January 1, 2001 with each individual providing that so long as they continued to provide services to us, stock options and restricted stock grants made to each individual by BEI Technologies prior to the effective date of the leave of absence agreements would continue to vest in accordance with their terms. Such unpaid administrative leave of absence granted by BEI Technologies to each individual is set to expire on various dates from December 2002 through December 2006, if not earlier terminated pursuant to the terms of the agreements. Following the termination of the leave of absence granted by BEI Technologies, individuals may by mutual consent continue to work for us, or, under certain conditions, the individuals are eligible to return to work at BEI Technologies, if mutually desired by the individual and BEI Technologies.
Individuals party to a leave of absence agreement with BEI Technologies are eligible with our consent to consult for BEI Technologies on selected projects, with appropriate assignment to BEI Technologies of developed inventions relating to such projects.

Ten Percent Shareholder Relationships
     Mr.  Crocker,  a  member  of  our  board  of  directors and Chief Executive
Officer and Chairman of the board of directors of BEI Technologies, beneficially owned 14.6% of our outstanding securities as of January 18, 2002 and 20.9% of BEI Technologies' outstanding securities as of December 31, 2001. During the 2001 fiscal year, we had significant intercompany relationships with BEI Technologies and related payments to BEI Technologies arising out of these relationships as described above. We expect our close affiliation with BEI Technologies to continue in the near future.

ITEM 8. Legal Proceedings
     We are not currently subject to any material legal proceedings.

ITEM 9. Market Price of and Dividends on Common Equity and Related Stockholder Matters
     There is no established public trading market for our voting common stock or nonvoting common stock. As of January 9, 2002, shares of our voting common stock were held by 2,472 record holders, shares of our nonvoting common stock were held by twelve individuals and a total of 509,000 shares of our voting common stock were subject to outstanding options. Our common stock is currently subject to significant restrictions on transfer as set forth in our bylaws, see "Authorized Capital Stock - Common Stock - Transfer Restrictions". We have paid no dividends during the past two fiscal years. The payment and amount of cash dividends on our common stock is at the discretion of our board of directors. We anticipate that for the foreseeable future we will retain earnings, if any, for use in our business.

ITEM 10. Recent Sales of Unregistered Securities
     (1) On June 6, 2000, we issued a total of 2,938,284 shares of our nonvoting common stock (all share numbers as adjusted to give effect to our four for one stock split on October 20, 2000) to thirteen individuals who were contributing founders in exchange for services rendered or cash payment equal to a cash bonus received from BEI Technologies used to purchase the shares. The per share price for the nonvoting shares issued was $0.035 (on a split-adjusted basis), paid by two individuals for a total cash payment of approximately $45,000. Cash proceeds from the sale of these shares were used for operating capital. Shares received in exchange for cash consideration were subject to vesting over the lapse of time and continued service. Mr. Charles Crocker, a member of our board of directors and the Chief Executive Officer of BEI Technologies, purchased a total of 428,572 shares for a cash payment of approximately $15,000 and Mr. Lawrence Wan, our Chief Executive Officer, purchased a total of 857,140 shares for a cash payment of approximately $30,000. During BEI Technologies' fiscal year 2000, each of Mr. Crocker and Mr. Wan received a cash bonus from BEI Technologies equal to the cost of the shares purchased, plus applicable taxes. Mr. Martin Lim, our Chief Technical Officer, received a total of 600,000 shares, which vest over time in exchange for continued service to us. These sales were exempt under Regulation D of the Securities Act of 1933. On January 24, 2001 and as of January 15, 2002, we reacquired 342,856 and 103,571 unvested shares, respectively, from departing founders, which as unvested shares were reacquired at no cost to us in accordance with the terms of the governing stock purchase agreements.

     (2) On July 28, 2000, we issued a total of 2,000,000 shares of our Series A preferred stock (as adjusted to give effect to our four for one stock split on October 20, 2000) to BEI Technologies for an aggregate purchase price of $1,000,000. Cash proceeds from the sale of these shares were used for operating capital. The sale was exempt under Regulation D of the Securities Act of 1933.

     (3) On October 7, 2000, in connection with our separation from BEI Technologies, we issued an aggregate of 3,616,000 shares of our voting common stock to BEI Technologies in exchange for the contribution to us of proprietary technology with applications in the optical networking industry. BEI Technologies later distributed 3,578,387 of these shares to its stockholders on November 21, 2000 pursuant to an administrative hearing on the manner of effecting the distribution held in front of the California Department of Corporations under Section 3(a) (10) of the Securities Act of 1933.

     (4) On February 5, 2001, we issued a total of 100,000 shares of our non-voting common stock to Dan Joslyn, our President, for an aggregate purchase price of $8,000. Cash proceeds from the sale of these shares were used for operating capital. The sale was exempt under Regulation D of the Securities Act of 1933.

Item 11. Description of Registrant's Securities.
     The class of securities we are registering under the Securities Exchange Act is our common stock. We are not presently registering our preferred stock under the Securities Exchange Act; we are including the description set forth below for informational purposes only.

Authorized Capital Stock
     Our authorized capital stock consists of 50,000,000 shares designated as common stock, par value $.0001 per share and 22,000,000 shares designated as preferred stock, par value $.0001 per share. We have two authorized series of common stock, 45,000,000 shares designated as voting common stock and 5,000,000 shares designated as nonvoting common stock. As of September 29, 2001, 2,000,000 shares of our preferred stock; 3,616,000 shares of our voting common stock; and 2,695,428 shares of our nonvoting common stock were issued and outstanding, respectively. A total of 3,578,387 shares of our voting common stock were received by stockholders of BEI Technologies as of October 30, 2000, in connection with our separation from BEI Technologies in fall 2000, with 37,613 shares of our voting common stock continuing to be held by BEI
Technologies. All of the shares of our stock outstanding have been validly issued and are fully paid and nonassessable. Shares of our voting common stock and nonvoting common stock are subject to restrictions on transfer; see the information provided under the heading "Transfer Restrictions," below.

Common Stock
     The preferences, privileges, restrictions and other matters relating to our voting common stock and nonvoting common stock are in all respects identical, except as otherwise required by law, as expressly provided in our certificate of incorporation and, specifically, with respect to voting rights. Shares of our voting common stock entitle the holder to vote on all matters that holders of common stock are generally entitled to vote by applicable law and as provided in our certificate of incorporation and bylaws. Except as provided by the Delaware General Corporation Law, the holders of our nonvoting common stock are not entitled to vote their shares on any matter on which the holders of our voting common stock are generally entitled to vote their shares. Delaware General Corporate Law provides the outstanding shares of a class of securities, including each series within such class such as our nonvoting common stock, with the right to vote on any amendment to our certificate of incorporation if such amendment would increase or decrease the authorized number of shares of such class in the aggregate, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of such class so as to affect them adversely. Additionally, under the Delaware General Corporate Law, a series of a class of stock has the right to approve an amendment of our certificate of incorporation that would alter or change the powers, preferences or special rights of the series to affect them adversely in a manner not affecting the class as a whole. Shares of our nonvoting common stock are convertible into shares of our voting common stock on a one-for-one basis only by action of our board of directors.

     The holders of our voting common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the board with respect to any series of our preferred stock, the holders of such shares exclusively possess all voting power (provided that the holders of our preferred stock vote together with our voting common stock on an as if converted basis). Our certificate of incorporation does not provide for cumulative voting in the election of directors. However, for as long as we are subject to Section 2115 of the California General Corporate Law ("CGCL"), our stockholders may request cumulative voting. In the event we are no longer subject to Section 2115 of the CGCL, the holders of more than one-half of our outstanding common stock generally will be able to control the election of the members of our board of directors then standing for election. Subject to the preferential rights of our preferred stock as described below and in our certificate of incorporation, the holders of our common stock are entitled to such dividends as may be declared from time to time by the board from available funds, and upon liquidation will be entitled to receive pro rata all assets of the company available for distribution to such holders.

     Transfer Restrictions.
     There is not currently a public market for any class of our securities, nor do we intend to create a public market any time in the near future. Until and unless we decide to list shares of our common stock for trading with a nationally recognized securities exchange or automatic quotation system, our common stock will be subject to significant restrictions on transfer as set forth in our bylaws. In particular, apart from limitations on transfer created by applicable securities laws, the our bylaws expressly forbid holders of our common stock from assigning, hypothecating, donating, encumbering or otherwise disposing of any beneficial interest in their shares until our common stock has been listed for trading with a nationally recognized securities exchange or automated quotation system. Accordingly, our transfer agent has been instructed to stop any attempted transfer of beneficial ownership by a holder of our common stock prior to the listing of our common stock.

Preferred Stock
     All 2,000,000 shares of our Series A preferred stock issued and outstanding are held by BEI Technologies. Holders of our preferred stock vote on an as-if-converted-one-for-one basis together with our voting common stock on all matters except as otherwise provided by law or in our Certificate of Incorporation.

     As long as at least 400,000 shares of our Series A preferred stock are outstanding or as may otherwise be required by applicable law, we may not take any of the following actions without the approval of a majority of the shares of the Series A preferred then outstanding: (i) alter or change the rights, preferences or privileges of the Series A preferred, so as to affect the Series A preferred adversely; (ii) authorize the issuance of any additional shares of preferred stock; (iii) enter into an agreement for (a) an acquisition of over fifty percent of the company's voting power or (b) a sale of substantially all of our assets or (iv) agree to a voluntary liquidation or dissolution. The voting rights of our Series A Preferred Stock were negotiated by BEI Technologies to protect their equity investment in us.

     Conversion. Our Series A preferred stock is convertible at the option of the holder into shares of our voting common stock on a one for one basis. Each share of Series A preferred stock shall automatically be converted into shares of voting common stock at any time upon the affirmative vote of the holders of at least seventy-five percent of the Series A preferred shares then outstanding.

     Liquidation. In the event of our liquidation or winding up, including a merger, consolidation or reorganization in which we are not the surviving entity or a sale of substantially all of our assets, the holders of the Series A preferred, are entitled to receive prior to any distribution to the holders of the common stock, a liquidation payment out of the distributable assets and property equal to $0.50 per each share of Series A preferred stock held by them plus any declared and unpaid dividends.

     Dividends and Distributions. Holders of the outstanding shares of preferred stock are entitled to dividends, when and if declared by our board of directors. No dividends may be declared or paid on the common stock unless any dividends declared on the preferred stock are first paid. In addition, the outstanding shares of preferred stock are entitled to participate on an as-if-converted basis in any dividend declared and paid to the outstanding shares of common stock.

     Our board of directors has the authority, subject to the provisions of our Certificate of Incorporation and as permitted by applicable law, to issue additional shares of preferred stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix or alter the rights, preferences and privileges of each such series, including dividend rights, conversion rights, voting rights, rights and terms of redemption and the liquidation preferences of any wholly unissued series of preferred stock.

Registrar and Transfer Agent
     The  registrar  and  transfer  agent  for  our  stock  is  Mellon  Investor
Services.

Certain  Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

     Our certificate of incorporation and bylaws contain certain provisions that could increase the difficulty of our acquisition by means of a tender offer, a proxy contest or otherwise.

Advance   Notice   Provisions   for   Stockholder  Nominations  and  Stockholder
Proposals.
     Our bylaws provide for an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders, which provision provides that only persons who are nominated by, or at the direction of, the board, or by a stockholder who has given timely written notice to the secretary prior to the meeting at which directors are to be elected, will be eligible for election as a director. Additionally, this provision provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given timely written notice to the secretary of such stockholder's intention to bring such business before such meeting. These advance notice provisions could delay a hostile third party's attempts to gain control of us by means of a proxy contest, tender offer, or other uninvited methods.

     Ability to Issue Additional Shares of Stock.
     Our certificate of incorporation authorizes the board to establish future series of our preferred stock and to determine, with respect to any future series of preferred stock, the terms and rights of such series. We believe that the ability of the board to issue future series of preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, are available for issuance without further action by our stockholders (other than the consent of the holder or holders of our Series A preferred stock), unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, if applicable. Our ability to issue additional shares of preferred or common stock could thwart a third party's hostile takeover attempts.

Item 12. Indemnification of Officers and Directors

Elimination   of  Liability  and  Indemnification  of  Directors  and  Executive
Officers
     Certificate  of  Incorporation. Our  certificate  of incorporation provides that the liability of our directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended from time to time. This limitation on liability applies to our officers only if he or she is a director and is acting in his or her capacity as director, and do not apply to officers who are not directors. While our certificate of incorporation provides directors  with  protection  from  awards  for  monetary damages for breaches of their duty of care, it does not eliminate the duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the certificate of incorporation described above apply to officers only if he or she is a director and is acting in his or her capacity as director, and do not apply to our officers who are not directors.

     Bylaws. Our bylaws provide for our indemnification of directors and executive officers and permissive indemnification of other officers, employees and other agents to the extent not prohibited by Delaware law. Under the Bylaws, indemnified parties are entitled to indemnification to the fullest extent permitted by law. The Bylaws also require us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     Indemnity Agreements. We have entered into indemnity agreements with each of our current directors and executive officers to give our directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections.

ITEM 13. Financial Statements And Supplementary Data

                                OpticNet, Inc.
                         (a development stage company)

                             Financial Statements

     Quarter ended December 29, 2001 (unaudited), year ended September 29, 2001 and the periods from February 23, 2000 (inception) to September 30, 2000, February 23, 2000 to September 29, 2001 and February 23, 2000 to December 29, 2001 (unaudited)

                                   Contents

Report of Ernst & Young LLP, Independent Auditors .........   39
Balance Sheets ............................................   40
Statements of Operations ..................................   41
Statements of Stockholders' Equity (Deficit) ..............   42
Statements of Cash Flows ..................................   43
Notes to Financial Statements .............................   44

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
OpticNet, Inc. (a development stage company)

     We have audited the accompanying balance sheets of OpticNet, Inc. (a development stage company) as of September 29, 2001 and September 30, 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended September 29, 2001 and the periods from February 23, 2000 (inception) to September 30, 2000 and February 23, 2000 to September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OpticNet, Inc. (a development stage company) at September 29, 2001 and September 30, 2000, and the results of its operations and its cash flows for the year ended September 29, 2001 and the periods from February 23, 2000 (inception) to September 30, 2000 and February 23, 2000 to September 29, 2001 in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that OpticNet, Inc. will continue as a going concern. As more fully described in
Note 1, the Company has incurred recurring operating losses and negative cashflows from operations since its inception, which resulted in an accumulated deficit of approximately $1.7 million as of September 29, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

San Francisco, CA
November 16, 2001

                                OpticNet, Inc.
                         (a development stage company)

                                Balance Sheets

                                                                         September 30,   September 29,    December 29,
                                                                              2000            2001            2001
                                                                        --------------- --------------- ---------------
                                                                                                          (unaudited)
Assets
Current assets:
   Cash and cash equivalents ..........................................   $ 1,012,803    $    828,489    $    530,893
   Trade receivables ..................................................           --           99,720         226,530
   Prepaid expenses ...................................................           --           18,528          29,469
   Other current assets ...............................................           --           62,103          29,124
                                                                          -----------    ------------    ------------
Total current assets ..................................................     1,012,803       1,008,840         816,016
Property and equipment, net ...........................................           --           17,984          14,878
Deposits ..............................................................           --           22,025          22,025
                                                                          -----------    ------------    ------------
Total assets ..........................................................   $ 1,012,803    $  1,048,849    $    852,919
                                                                          ===========    ============    ============
Liabilities and stockholders' equity (deficit)
Current liabilities:
   Accounts payable ...................................................   $     1,082    $    132,574    $    107,813
   Accrued expenses and other liabilities .............................         4,742         324,174         300,301
   Note payable to related party ......................................           --        1,166,608       1,729,004
   Customer advances ..................................................        50,000          25,000          25,000
                                                                          -----------    ------------    ------------
Total current liabilities .............................................        55,824       1,648,356       2,162,118
Deferred rent .........................................................           --           14,670          19,303
Payable to related party ..............................................        12,906             --             --
Commitments and contingencies .........................................           --              --             --
Stockholders' equity (deficit):
   Convertible preferred stock, Series A:
    ($0.0001 par value; authorized 22,000,000 shares; 2,000,000 issued and outstanding and liquidation preference of $1,000,000 at
     December 29, 2001, September 29, 2001 and
     September 30, 2000) ..............................................           200             200             200
   Common stock:
    ($0.0001 par value; authorized 50,000,000 shares; issued and outstanding; December 29, 2001 and September 29,
     2001--6,311,428; September 30, 2000--2,938,284) ..................           129             139             139
   Additional paid-in capital .........................................     1,102,510       1,098,500       1,098,500
   Deferred stock-based compensation ..................................       (53,020)        (32,515)        (28,900)
   Deficit accumulated during the development stage ...................      (105,746)     (1,680,501)     (2,398,441)
                                                                          -----------    ------------    ------------
Total stockholders' equity (deficit) ..................................       944,073        (614,177)     (1,328,502)
                                                                          -----------    ------------    ------------
Total liabilities and stockholders' equity (deficit) ..................   $ 1,012,803    $  1,048,849    $    852,919
                                                                          ===========    ============    ============

                            See accompanying notes.

                                OpticNet, Inc.
                         (a development stage company)

                           Statements of Operations

                                         Period from                     Period from                                 Period from
                                      February 23, 2000               February 23, 2000       Quarter Ended        February 23, 2000
                                        (inception) to    Year Ended    (inception) to  -------------------------    (inception) to
                                        September 30,   September 29,   September 29,   December 30,  December 29,     December 29,
                                             2000            2001            2001           2000           2001           2001
                                      --------------   --------------  -------------   ------------    ----------   ---------------
                                                                                                (unaudited)           (unaudited)
Revenues .............................   $       --     $     499,000   $     499,000   $       --     $    87,500   $     586,500
Cost of revenues .....................           --           259,640         259,640           --          43,752         303,392
                                         -----------    -------------   -------------   -----------    -----------   -------------
Gross profit .........................           --           239,360         239,360           --          43,748         283,108
Operating expenses:
  Selling, general and administrative         15,000          868,769         883,769        18,422        288,342       1,172,111
  Research and development ...........       101,564          971,952       1,073,516       174,327        463,566       1,537,082
                                         -----------    -------------   -------------   -----------    -----------   -------------
Total operating expenses .............       116,564        1,840,721       1,957,285       192,749        751,908       2,709,193
                                         -----------    -------------   -------------   -----------    -----------   -------------
Loss from operations .................      (116,564)      (1,601,361)     (1,717,925)     (192,749)      (708,160)     (2,426,085)
Other income (expense):
Other income .........................        10,818           50,458          61,276        16,721          9,000          70,276
Interest expense .....................           --           (23,852)        (23,852)          --         (18,780)        (42,632)
                                         -----------    -------------   -------------   -----------    -----------   -------------
Other income (expense), net ..........        10,818           26,606          37,424        16,721         (9,780)         27,644
                                         -----------    -------------   -------------   -----------    -----------   -------------
Net loss accumulated in the
 development stage ...................   $  (105,746)   $  (1,574,755)  $  (1,680,501)  $  (176,028)   $  (717,940)  $  (2,398,441)
                                         ===========    =============   =============   ===========    ===========   =============
Basic and diluted net loss per share .   $     (0.15)   $       (0.32)  $       (0.50)  $     (0.04)   $     (0.13)  $       (0.66)
                                         ===========    =============   =============   ===========    ===========   =============
Weighted average shares used in
 computation of basic and diluted
 loss per share ......................       683,765        4,989,132       3,360,056     4,663,294      5,433,406       3,639,574
                                         ===========    =============   =============   ===========    ===========   =============

                            See accompanying notes.

                                OpticNet, Inc.
                         (a development stage company)

                 Statements of Stockholders' Equity (Deficit)



                                      Convertible                                                         Deficit
                                       Preferred                                                        Accumulated
                                         Stock             Common Stock       Additional    Deferred     During the       Total
                                 --------------------- ---------------------    Paid-In    Stock-Based  Development   Stockholders'
                                    Shares     Amount     Shares     Amount     Capital   Compensation     Stage    Equity (Deficit)
                                 ------------ -------- ------------ ------- ------------ ------------ ------------- ----------------
Balance at February 23, 2000
 (inception) ....................       --      $ --          --      $ --    $      --    $      --   $        --    $        --
  Net loss for period ending
   September 30, 2000 ...........                                                                          (105,746)      (105,746)
  Issuance of restricted
   nonvoting common stock
   in exchange for cash in
   June 2000 at $0.035 per
   share ........................                       1,285,712      129        44,870                                    44,999
  Issuance of restricted
   nonvoting common stock
   in June 2000 at $0.035 per
   share (subject to
   repurchase right by the
   Company, lapsing in
   exchange for continued
   service) .....................                       1,652,572                 57,840      (57,840)                         --
  Issuance of convertible
   preferred stock for cash to
   BEI Technologies in July
   2000 at $0.50 per share ...... 2,000,000      200                             999,800                                 1,000,000
  Amortization of deferred
   stock compensation ...........                                                               4,820                        4,820
                                  ---------      ---    ---------      ---     ---------      -------      --------        -------
Balance at September 30, 2000 ... 2,000,000      200    2,938,284      129     1,102,510      (53,020)     (105,746)       944,073
  Net loss ......................                                                                        (1,574,755)    (1,574,755)
  Issuance of voting common
   stock to BEI Technologies
   in November 2000 for
   intellectual property rights
   and technology ...............                       3,616,000                                                              --
  Repurchase of restricted
   common stock in
   January 2001 .................                        (342,856)               (12,000)      12,000                          --
  Issuance of restricted
   nonvoting common stock
   in exchange for cash in
   February 2001 at $0.08 per
   share ........................                         100,000       10         7,990                                     8,000
  Amortization of deferred
   stock compensation ...........                                                               8,505                        8,505
                                  ---------      ---    ---------      ---     ---------      -------      --------        -------
Balance at September 29, 2001 ... 2,000,000      200    6,311,428      139     1,098,500      (32,515)   (1,680,501)      (614,177)
  Net loss (unaudited) ..........                                                                          (717,940)      (717,940)
  Amortization of deferred
   stock compensation
   (unaudited) ..................                                                               3,615                        3,615
                                  ---------      ---    ---------      ---     ---------      -------      --------        -------
Balance at December 29, 2001
 (unaudited) .................... 2,000,000     $200    6,311,428     $139    $1,098,500   $  (28,900) $ (2,398,441)  $ (1,328,502)
                                  =========     ====    =========     ====    ==========   ==========  ============   ============

                            See accompanying notes.

                                OpticNet, Inc.
                         (a development stage company)

                           Statements of Cash Flows

                                           Period from                   Period from                                  Period from
                                        February 23, 2000              February 23, 2000       Quarter Ended       February 23, 2000
                                          (inception) to   Year Ended    (inception) to ---------------------------  (inception) to
                                          September 30,  September 29,   September 29,  December 30,   December 29,   December 29,
                                              2000           2001            2001          2000           2001           2001
                                        --------------  -------------   --------------  -------------  -----------   -------------
                                                                                                (unaudited)           (unaudited)
Operating activities
Net loss ...............................   $  (105,746)  $  (1,574,755)  $  (1,680,501) $  (176,028)   $  (717,940) $  (2,398,441)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation .........................           --            3,264           3,264        1,175          4,264          7,528
  Amortization .........................         4,820           8,505          13,325        3,615          3,615         16,940
  Net changes in operating assets
   and liabilities: ....................
   Trade receivables ...................           --          (99,720)        (99,720)         --        (126,810)      (226,530)
   Prepaid expenses ....................           --          (18,528)        (18,528)      (5,725)       (10,941)       (29,469)
   Other current assets ................           --          (62,103)        (62,103)     (53,578)        32,979        (29,124)
   Trade accounts payable ..............         1,082         131,492         132,574       13,965        (24,761)       107,813
   Accrued and other liabilities .......         4,742         319,432         324,174       25,079        (23,873)       300,301
   Customer advances ...................        50,000         (25,000)         25,000      245,000            --          25,000
   Deferred rent .......................           --           14,670          14,670          --           4,633         19,303
   Payable to related party ............        12,906         (12,906)            --       256,885            --             --
                                           -----------   -------------   -------------  -----------    -----------  -------------
Net cash used in operating activities ..       (32,196)     (1,315,649)     (1,347,845)     310,388       (858,834)    (2,206,679)
Investing activities Purchases of
 property and equipment ................           --          (21,248)        (21,248)      (7,147)        (1,158)       (22,406)
Other ..................................           --          (22,025)        (22,025)     (37,209)           --         (22,025)
                                           -----------   -------------   -------------  -----------    -----------  -------------
Net cash used in investing activities ..           --          (43,273)        (43,273)     (44,356)        (1,158)       (44,431)
Financing activities Proceeds from
 borrowing on line of credit from
 related party .........................           --        1,330,601       1,330,601          --         562,396      1,892,997
Principal payments on line of credit
 from related party ....................           --         (163,993)       (163,993)         --             --        (163,993)
Proceeds from issuance of convertible
 preferred stock, net ..................     1,000,000             --        1,000,000          --             --       1,000,000
Issuance of common stock ...............        44,999           8,000          52,999          --             --          52,999
                                           -----------   -------------   -------------  -----------    -----------  -------------
Net cash provided by financing activitie     1,044,999       1,174,608       2,219,607          --         562,396      2,782,003
                                           -----------   -------------   -------------  -----------    -----------  -------------
Net increase (decrease) in cash and
 cash equivalents ......................     1,012,803        (184,314)        828,489      266,032       (297,596)       530,893
Cash and cash equivalents at
 beginning of period ...................            --       1,012,803             --     1,012,803        828,489            --
                                           -----------   -------------   -------------  -----------    -----------  -------------
Cash and cash equivalents at
 end of period .........................   $ 1,012,803   $     828,489   $     828,489  $ 1,278,835    $   530,893  $     530,893
                                           ===========   =============   =============  ===========    ===========  =============

                            See accompanying notes.

                                OpticNet, Inc.
                         (a development stage company)

                         Notes to Financial Statements

                   September 29, 2001 and September 30, 2000
               and the unaudited quarter ended December 29, 2001

1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

OpticNet, Inc. ("OpticNet" or the "Company") was incorporated on February 23, 2000 in the State of Delaware, as a majority owned subsidiary of BEI Technologies, Inc. ("BEI Technologies"). From its inception (February 23, 2000) through December 31, 2000, OpticNet operated as a controlled subsidiary of BEI Technologies. BEI Technologies accumulated the costs associated with OpticNet's operation in the period from February 23, 2000 through December 31, 2000 including all expenses directly attributable to OpticNet and an allocation of the costs of facilities, salaries and employee benefits based on relative headcount. These allocations were based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if OpticNet had been operated on a stand-alone basis during this period.

As of October 30, 2000, BEI Technologies distributed 3,578,387 shares to BEI Technologies stockholders ("Distribution"), substantially all of the Company's voting common stock held by BEI Technologies. In the Distribution, each holder of record of BEI Technologies common stock as of October 30, 2000 received one share of OpticNet common stock for every two shares of BEI Technologies common stock held, and cash in lieu of any fractional share of OpticNet common stock. After the Distribution, BEI Technologies continued to hold securities of the Company in the form of convertible preferred and common stock, representing an aggregate ownership interest of approximately 25% in the Company.

The principal focus of the Company's business is to develop, manufacture and market fiber optic components and subsystems for the telecommunications market.

OpticNet's primary activities since inception have been devoted to developing its product offerings and related technologies, recruiting key management and technical personnel and raising capital to fund operations. OpticNet has not recognized significant revenues since inception. All revenue recognized through December 29, 2001 relates to engineering agreements funded by unaffiliated customers. As a result, the accompanying financial statements are presented in accordance with Financial Accounting Statement ("FAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

OpticNet's  operations  are  subject  to  significant  risks  and uncertainties, including competitive, financial, developmental, operational, growth and expansion, technological, regulatory and other risks associated with an emerging business.

These financial statements have been prepared assuming that the Company will continue as a going concern. Since its inception, the Company has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit of $2.4 million at December 29, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Based on the Company's current business plan, the Company will be required to raise additional debt or equity financing from BEI Technologies or other investors prior to April 2002 in order to continue as a going concern. However, such financing may not be available on acceptable terms or at all. The Company's business plan includes certain discretionary spending that management may curtail in order to conserve the Company's cash resources.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

Fiscal Year
The Company's fiscal year ends on the Saturday nearest September 30. Fiscal year 2001 contained 52 weeks. The period from February 23, 2000 (inception) to September 30, 2000 contained 32 weeks.


Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The judgements and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity period of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk

The Company's engineering agreements have been with three customers located in the United States. Historically, there have been no credit losses with these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are held by various domestic financial institutions with a high credit standing. The Company has not experienced any losses on its cash or cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives, which range from three to five years, using the straight-line method for structures and accelerated or straight-line methods for equipment. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Long-Lived Assets

The Company recognizes impairment losses in accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". Long-lived assets, including property and equipment and other assets, are reviewed and impairment recognized when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets. No indicators of impairment were present during the periods presented.

Revenue Recognition

To date, the Company has not recognized revenue related to non-prototype product offerings. All revenue recognized to date consisted of engineering work performed under engineering agreements with unaffiliated customers. Revenue for such engineering work is recognized based on customer acceptance of the achievement of milestones in the engineering agreement.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

Research and Development Expense

The Company's products are highly technical in nature and require a significant level of research and development effort. Research and development costs are charged to expense as incurred in accordance with FAS No. 2, "Accounting for Research and Development Costs." Payments and receivables recorded from customers for the delivery under contracts of prototype units of $210,000 and $187,000 were offset against research and development expense in the statements of operations for the fiscal year 2001 and the quarter ended December 29, 2001, respectively.

Net Loss Per Share

Basic and diluted loss per share is computed using the weighted average number of shares outstanding. The effect of convertible preferred stock, unvested stock and outstanding stock options is antidilutive and, accordingly, is excluded from diluted loss per share.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 141 ("FAS 141"), "Business Combinations." FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for those business combinations. FAS 141 became effective on July 1, 2001. The adoption of this standard had no impact on the Company.

In July 2001, the FASB issued FAS No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus amortization of goodwill, including goodwill recorded in past transactions, will cease upon adoption of this statement. FAS 142 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted for entities with fiscal years beginning after March 15, 2001. The Company has chosen to adopt FAS 142 for its fiscal year beginning September 30, 2001. The adoption of this standard is not expected to have a significant impact on the Company.

In October 2001, the FASB issued FAS No. 144 ("FAS144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001. FAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment/disposal of long-lived assets. FAS 144 sets new criteria for the classification of assets held-for-sale and changes the reporting of discontinued operations. The Company does not believe that the adoption of FAS 144 will have a significant impact on its financial statements.

2. Transactions with Related Parties

On October 6, 2000, the Company and BEI Technologies entered into a Technology Transfer and Distribution Agreement ("Distribution Agreement") whereby BEI Technologies contributed to the Company certain assets and intellectual property related to the fiber optic components technology developed by BEI Technologies and BEI Technologies' majority-owned subsidiary, SiTek, Inc. ("SiTek") in exchange for 3,616,000 shares of the Company's common stock. BEI Technologies later distributed 3,578,387 of these shares to its stockholders on November 21, 2000 in connection with the Company's separation from BEI Technologies.

In connection with the Distribution Agreement, on October 6, 2000, the Company and SiTek entered into a License and Technical Assistance Agreement whereby Sitek agreed to license certain technology to the Company, assist the Company in certain research and development efforts following the Distribution and also fabricate and supply certain components utilized in the Company's products. Further, Sitek granted to the Company a perpetual, royalty free, worldwide, exclusive license to develop, make, use and sell

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

products within the field of telecommunications data transmission utilizing technology now possessed or later developed by SiTek, and the Company has granted to SiTek a corresponding perpetual, royalty free, worldwide, exclusive license  to  develop,  make,  use  and  sell  products  outside of the Company's defined market utilizing technology now possessed or later developed by the Company. This agreement shall continue in effect for five years and automatically renew thereafter for consecutive one-year terms unless either party gives written notice of termination.

On October 27, 2000, the Company and BEI Technologies entered into an InterCompany Services Agreement (the "Services Agreement") whereby BEI Technologies agreed to make available to the Company certain office and facility space, personnel support and supervision, financial and administrative services, record-keeping functions and other assistance, with BEI Technologies being reimbursed for the costs and expenses incurred in connection with the provision of these services to OpticNet. Charges for these services were allocated to the Company based upon usage, headcount and other methods that management believes to be reasonable. These allocations totaled $75,000 and $25,000 for the year ended September 29, 2001 and the quarter ended December 29, 2001, respectively.

The Services Agreement further provided for a line of credit from BEI Technologies to the Company for up to $2.0 million with interest at prime plus 1.5%, expiring on September 28, 2002, unless extended by mutual agreement of the parties. Borrowings totaling $1,167,000 and $1,729,000 were outstanding under this line of credit at September 29, 2001 and December 29, 2001, respectively.

On September 28, 2001 the Company entered into an equipment sublease agreement with BEI Technologies, as lessor, which is subordinate to a master lease agreement entered into by BEI Technologies, as lessee. Equipment in place as of September 29, 2001 under the equipment sublease agreement is at an approximate cost of $708,000, with an initial lease term of 36 months. Rental payments are on a quarterly basis and are equal to a monthly equivalent rent determined by the cost of the equipment and applicable interest.

The Company also leases 15,571 square feet of space used for research and development and manufacturing activities in Hayward, California from BEI Technologies under a sublease agreement entered into in October 2001, for an initial term expiring December 2005. The average annual rental payment under the sublease agreement is approximately $220,000.

All of the arrangements outlined above were negotiated by related parties and may not represent transactions at arms length and the Company may not be able to obtain terms as favorable with third parties if and when the arrangements with BEI Technologies come to an end.

3. Property and Equipment
Property and equipment consists of the following:

                                                         December 29, 2001     September 29,     September 30,
                                                            (unaudited)             2001             2000
                                                        -------------------   ---------------   --------------
Machinery and equipment ...............................       $14,561             $ 13,403           $  --
Leasehold improvements ................................         7,845                7,845              --
                                                              -------             --------           -----
                                                               22,406               21,248              --
Less accumulated depreciation and amortization ........         7,528                3,264              --
                                                              -------             --------           -----
Property and equipment, net ...........................       $14,878             $ 17,984           $  --
                                                              =======             ========           =====

No equipment was capitalized under capital leases at September 29, 2001 or December 29, 2001.

4. Leasing Arrangements
The Company leases its facilities and certain property and equipment under leasing arrangements that have been accounted for as operating leases in the accompanying financial statements, according to the terms of such arrangements.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

Future minimum lese payments under operating leases with noncancelable terms in excess of one year are as follows as of September 29, 2001:

Fiscal Year
--------------------------------------------------
  2002 ...........................................    $   446,607
  2003 ...........................................        452,783
  2004 ...........................................        459,111
  2005 ...........................................        248,903
  2006 ...........................................         70,460
  Thereafter .....................................             --
                                                      -----------
  Total minimum lease payments ...................    $ 1,677,864
                                                      ===========

The Company recognized rent expense under operating leases of approximately $199,000 for the year ended September 29, 2001 and the period from February 23, 2000 (inception) to September 29, 2001. Additionally, the Company recognized rent expense under operating leases of approximately $125,000 and $324,000 for the quarter ended December 29, 2001 and the period from February 23, 2000 (inception) to December 29, 2001, respectively. No rent expense was recognized during the period from February 23, 2000 to September 30, 2000. Payments under the Company's operating leases that escalate over the term of the lease are recognized on a straight-line basis.

On September 28, 2001, December 20, 2001 and March 28, 2002 the Company entered into equipment sublease agreements with BEI Technologies, as described in Note 2 above and Note 10 below.

The Company rents office space used for administrative purposes in San Francisco, California from BEI Technologies under the Company's Services Agreement described in Note 2 above. The monthly rental payments associated with these facility rental arrangements are subsumed into the Company's total monthly payment under the Services Agreement. The Company also leases space used for research and development and manufacturing activities in Hayward, California from BEI Technologies under a sublease agreement described in Note 2 above. The average annual rental payment under the sublease agreement is approximately $220,000.

5. Note Payable to Related Party
During fiscal 2001, the Company entered into a line of credit agreement with BEI Technologies, a minority investor. Under the terms of the agreement, BEI Technologies has made available to the Company from time to time until September 28, 2002, an amount not to exceed at any time the aggregate principle amount of $2.0 million. The Company's obligation to repay the loans outstanding is evidenced by a promissory note, due in full on September 28, 2002, unless extended by mutual agreement of the parties. Borrowings outstanding on the line of credit were as follows:

                                                 December 29, 2001     September 29,     September 30,
                                                    (unaudited)             2001             2000
                                                -------------------   ---------------   --------------
Unsecured revolving promissory note from
 BEI Technologies due 9/28/02, at a rate of
 prime plus 1.5%; 7.5% and 11.0% in fiscal 2001
 and 2000, respectively) ......................      $1,729,004         $ 1,166,608          $ --
                                                     ----------         -----------          ----
                                                     $1,729,004         $ 1,166,608          $ --
                                                     ==========         ===========          ====

No interest was paid during the quarter ended December 29, 2001, fiscal year 2001 or in the period from February 23, 2000 (inception) to September 30, 2000. Accrued interest expense was approximately $24,000 and $19,000 at September 29, 2001 and December 29, 2001, respectively. No interest expense was accrued at September 30, 2000.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

6. Contingencies

The Company may be subject to various legal actions arising in the normal course of business from time to time.

7. Stockholders' Equity (Deficit)

Convertible Preferred Stock

As of September 29, 2001 and December 29, 2001, the Company had 2,000,000 shares of Series A convertible preferred stock ("Series A"), issued and outstanding, all of which shares were held by BEI Technologies.

Voting

Holders of the Company's preferred stock vote on an as-if-converted basis together with the voting common stock on all matters except as otherwise provided by law or in the Company's Certificate of Incorporation.

Liquidation Rights

In the event of any liquidation or winding up of the Company, including a merger, consolidation or reorganization in which the Company is not the surviving entity or a sale of substantially all of the Company's assets, the holders of Series A are entitled to liquidation preferences of $0.50 per share plus any declared and unpaid dividends. Upon satisfaction of the preferred liquidation preference, any remaining assets will be distributed to the holders of common stock on a pro rata basis.

Dividends

The holders of the Series A preferred are entitled to receive dividends when and if declared by the Board of Directors. The dividends are payable in preference and priority to any payment of any dividend on the common stock of the Company. Such dividends are not cumulative, and no right accrues to the holders of Series A. No dividends have been declared through December 29, 2001.

Conversion

The Series A preferred stock is convertible at any time at the option of the holder into shares of the Company's voting common stock on a one for one basis. Each share of Series A shall automatically be converted into shares of voting common stock at any time upon the affirmative vote of the holders of at least seventy-five percent of the Series A preferred shares then outstanding.

Common Stock

As of September 29, 2001 and December 29, 2001, the Company had 3,616,000 shares of voting common stock issued and outstanding and 2,695,428 shares of nonvoting common stock issued and outstanding. Shares of the Company's nonvoting common stock are convertible into shares of the Company's voting common stock on a one-for-one basis only by action of the Company's Board of Directors.

Voting and nonvoting

The preferences, privileges, restrictions and other matters relating to the Company's voting common stock and nonvoting common stock are in all respects identical, except as otherwise required by law, as expressly provided in the Company's certificate of incorporation and, specifically, with respect to voting

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

rights. Shares of the Company's voting common stock entitle the holder to vote on all matters that holders of common stock are generally entitled to vote by applicable law and as provided in the Company's certificate of incorporation and bylaws. Except as provided by the Delaware General Corporation Law, the holders of the Company's nonvoting common stock are not entitled to vote their shares on any matter on which the holders of the Company's voting common stock are generally entitled to vote their shares.

The holders of the Company's voting common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the board with respect to any series of the Company's preferred stock, the holders of such shares exclusively possess all voting power (provided that the holders of the Company's preferred stock vote together with the Company's voting common stock on an as if converted basis). Subject to the preferential rights of the Company's preferred stock as described above and in the Company's certificate of incorporation, the holders of the Company's common stock are entitled to such dividends as may be declared from time to time by the board from available funds, and upon liquidation will be entitled to receive pro rata all assets of the company available for distribution to such holders.

Transfer Restrictions

There is not currently a public market for any class of the Company's securities, nor does the Company intend to create a public market any time in the near future. Until and unless the Company decides to list shares of its common stock for trading with a nationally recognized securities exchange or automated quotation system, the Company's common stock will be subject to significant restrictions on transfer as set forth in the Company's bylaws. In particular, apart from limitations on transfer created by applicable securities laws, the bylaws expressly forbid holders of the Company's common stock from assigning, hypothecating, donating, encumbering or otherwise disposing of any beneficial interest in their shares until the Company's common stock has been listed for trading with a nationally recognized securities exchange or automated quotation system. Accordingly, the Company's transfer agent has been instructed to stop any attempted transfer of beneficial ownership by a holder of the Company's common stock prior to the listing of the Company's common stock.

Shares subject to Right of Reacquisition

As of September 29, 2001 and December 29, 2001, a total of 942,096 and 835,239, respectively, shares of the Company's nonvoting common stock held by ten individuals are subject to a repurchase right by the Company if the individual's employment should terminate prior to full lapsing of such repurchase right. At September 29, 2001 and December 29, 2001, shares of the Company's nonvoting common stock not yet vested to the holder and subject to a right of reacquisition by the Company provided for continued monthly prorata lapsing of the Company's reacquisition right so long as the individual remains in the Company's employ until the right of reacquisition lapses in full in June 2004.

Stock Split

On October 20, 2000, the Company's Board of Directors approved a four-for-one stock split in respect of the Company's common and preferred stock. All amounts reported in the Company's financial statements have been adjusted to reflect the split as of the beginning of the period reported on.

Equity Incentive Plan

The Company's 2000 Equity Incentive Plan ("Incentive Plan") was adopted by the Board of Directors in September 2000. The Incentive Plan provides for the granting of incentive stock options to employees and nonstatutory stock options, restricted stock purchase awards, and stock bonuses to consultants, employees

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

and directors (collectively, "Stock Awards"). The Company reserved 1,000,000 shares of common stock for Stock Awards under the Incentive Plan and shares totaling 657,000 and 491,000 remain available for grant thereunder at September 29, 2001 and December 29, 2001, respectively. Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and may be granted solely to employees.

Stock options are granted pursuant to stock option agreements between the Company and the recipient of the award. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the Incentive Plan vest at the rate specified in a grantee's option grant notice and option agreement.

Shares subject to stock options granted under the Incentive Plan that have expired or otherwise terminated without having been exercised in full once again become available for the grant of awards under the Incentive Plan. Likewise, shares of restricted stock awarded under this plan that have not become fully vested will again become available for the grant of awards. Shares issued under the Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

The term of incentive stock options granted under the Incentive Plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with the Company, or any affiliate of the Company's, ceases due to disability, the optionee may exercise any vested options up to 12 months after the date such service relationship ends. In the case of the optionee's death, absent a provision stating otherwise in the stock option agreement, a beneficiary of the optionee may exercise any vested options up to 18 months after the date the service relationship ends. An optionee may not transfer a stock option other than by will or intestate law of descent and distribution upon death. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. If an optionee's relationship with the Company, or any affiliate of the Company's, ceases for any reason other than disability or death, absent a provision for earlier termination in the stock option agreement, the optionee may exercise any vested options up to three months from cessation of service. However, in no circumstances may an option be exercised after the expiration of its term. Acceptable consideration for the purchase of common stock issued under the Incentive Plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

The Company has adopted the disclosure only alternative for its equity incentive plan as described in FAS No. 123, "Accounting for Stock Based Compensation" (FAS 123). The Company accounts for employee stock awards using the intrinsic value method in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

A summary of the stock option activity under the Incentive Plan is as follows:

                                                                             Weighted
                                                         Number of       average exercise
                                                       common shares     price per share
                                                      ---------------   -----------------
Options outstanding at February 23, 2000 ..........
(inception) .......................................            --            $   --
Granted ...........................................            --                --
Exercised .........................................            --                --
Terminated ........................................            --                --
                                                               --            ------
Options outstanding at September 30, 2000 .........            --                --
Granted ...........................................       343,000              0.08
Exercised .........................................            --                --
Terminated ........................................            --                --
                                                          -------            ------
Options outstanding at September 29, 2001 .........       343,000              0.08
Granted ...........................................       166,000              0.10
Exercised .........................................            --                --
Terminated ........................................            --                --
                                                          -------            ------
Options outstanding at December 29, 2001 ..........       509,000           $  0.09
                                                          =======           =======

As of September 29, 2001, no options were vested and exercisable and options for 343,000 shares were outstanding with a weighted average remaining contractual life of 9.54 years and a weighted average exercise price of $0.08 per share.

As of December 29, 2001, options for 26,894 shares were vested and exercisable at a weighted average exercise price of $0.08. Additionally, options for 509,000 shares were outstanding with a weighted average remaining contractual life of 9.44 years and a weighted average exercise price of $0.09 per share at December 29, 2001.

Compensation expense of approximately $4,000, $8,000, $5,000, $13,000 and $17,000 for the amortization of stock subject to a repurchase right by the Company issued to ten individuals in June 2000 was recorded during the quarter ended December 29, 2001, the year ended September 29, 2001, and the periods from February 23, 2000 (inception) to September 30, 2000, February 23, 2000 to September 29, 2001 and February 23, 2000 to December 29, 2001, respectively.

The Company computed the pro forma disclosures required under FAS No. 123 for options granted during the year ended September 29, 2001 using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 6.0%; a weighted average expected life of 10 years; a volatility rate of 100%; and no dividend yield. There were no options granted during the period from February 23, 2000 (inception) to September 30, 2000. The impact on the calculation of pro forma results of operations and earnings per share required by FAS 123 was determined to be immaterial for fiscal year 2001 and the period from inception to September 29, 2001.

8. Income Taxes

The Company accounts for income taxes under FAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws known at this time and that will be in effect when the differences are expected to reverse.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

The differences between the provision for income taxes and the income tax determined by applying the statutory income tax rate of 34% as of September 29, 2001 are as follows:

                                                  September 29, 2001
                                                 -------------------
  Federal income tax .........................       $ (535,417)
  State income taxes .........................          (94,485)
  Unrealizable net operating losses ..........           31,789
  Change in valuation allowance ..............          598,113
                                                     ----------
  Total income taxes .........................       $       --
                                                     ==========

Significant  components of the Company's net deferred tax assets are as follows:

                                                       September 29,     September 30,
                                                            2001             2000
                                                      ---------------   --------------
       Deferred tax assets: .......................
       Federal and state net operating
         loss carryforwards .......................     $  556,113           $ --
       Intangibles ................................         42,000             --
                                                        ----------           ----
       Total deferred tax assets ..................     $  598,113           $ --
       Valuation allowance ........................       (598,113)            --
                                                        ----------           ----
       Total deferred tax assets ..................     $       --           $ --
                                                        ==========           ====
       Deferred tax liabilities ...................     $       --           $ --
                                                        ----------           ----
       Net deferred tax asset (liability) .........     $       --           $ --
                                                        ==========           ====

The Company was a member of the BEI Technologies consolidated group from its inception through the Distribution. Under the terms of the BEI Technologies' tax sharing arrangement with its members, the Company received no reimbursement for the utilization of its net operating losses by the consolidated group. Therefore, no deferred tax asset has been recorded for the net operating losses generated by the Company during this period.

FAS 109 requires the establishment of a valuation allowance against a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The deferred tax assets have been fully reserved due to the Company's (i) net operating losses since inception and (ii) present inability to recognize the potential benefits of its net operating loss carryforwards. Accordingly, no provision or benefit for income taxes has been recorded in the accompanying financial statements. The valuation allowance increased by $598,113 during the year ended September 29, 2001.

As of September 29, 2001, the Company had federal and state net operating loss carryforwards of approximately $1,390,283, which will begin to expire in 2021 and 2008, respectively, if not utilized.

Utilization of the Company's net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations included in the Internal Revenue Code of 1986, as amended, and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

9. Employee Benefit Plan

The Company currently participates in the defined contribution retirement plan of BEI Technologies, which is a multi-employer 401(k) plan. The multi-employer plan permits matching contributions by the Company on behalf of its employees who participate in the plan. Matching non-discretionary contributions are based on a percentage of employee contributions. Contributions to the plan by the Company for the benefit of its employees were approximately $27,000 and $20,000 during the year ended September 29, 2001 and the quarter ended December 29, 2001, respectively. From February 23, 2000 (inception) to September 30, 2000, the Company had no employees, thus the Company made no contributions to the plan during that time period.

10. Subsequent Event (unaudited)

     On December 20, 2001, the Company executed two additional equipment lease schedules under the Company's equipment sublease arrangement with BEI Technologies to lease research, development and manufacturing equipment for a total value of approximately $3.5 million. In addition, on March 28, 2002, the Company executed another equipment lease schedule under the Company's equipment sublease arrangement with BEI Technologies to lease equipment similar to that described above for a value of approximately $2.8 million. Rental payments are on a quarterly basis and are equal to a monthly equivalent rent determined by the cost of the equipment and applicable interest. The leased equipment above is in addition to the $708,000 of equipment value leased as of fiscal 2001 year end and increases future minimum commitments as described in Note 4.

     In April 2002, the Company underwent a reduction in force resulting in eight individuals departing employment with the Company, including engineering, manufacturing and marketing personnel. Severance pay for affected persons was per Company policy, including cash payment and the acceleration of the vesting of options for certain affected individuals. Total cash costs related to the reduction in force are expected to approximate $86,000 in the fiscal quarter ending June 29, 2002.

                                OpticNet, Inc.
                         (a development stage company)

                  Notes to Financial Statements --(Continued)

ITEM 14. Changes in and Disagreements with Accountants or Accounting and Financial Disclosure. Not applicable.

ITEM 15. Financial Statements and Exhibits

         (a) Financial Statements

(b) Exhibits
  2.1  **       Technology Transfer and Distribution Agreement between BEI Technologies, Inc.
                and the registrant
  3.1  **       Amended and Restated Certificate of Incorporation
  3.2  **       Bylaws
  4.1  **       Specimen Voting Common Stock certificate
  4.2  **       Bylaws (see Exhibit 3.2)
  4.3  **       Amendment to Preferred Stock Purchase Agreement between BEI Technologies, Inc.
                and the registrant
 10.1  **       InterCompany Agreement between BEI Technologies, Inc. and the registrant
 10.2  **       License and Technical Assistance Agreement between BEI Technologies, Inc.
                and the registrant
 10.3  **       Sublease Agreement between BEI Technologies, Inc. and the registrant
 10.4  **       Equipment Sublease Agreement between BEI Technologies, Inc. and the registrant
 10.5  **       Amended and Restated 2000 Equity Incentive Plan of the registrant
 10.6  **       Form of option agreement under 2000 Equity Incentive Plan
 10.7  **       Form of Leave of Absence Agreements between BEI Technologies, Inc. and Certain
                Named Executive Officers of the registrant
 10.8  **       Revolving Line of Credit Note executed by the registrant in favor of
                BEI Technologies, Inc.
 10.9  **       Form of Indemnity Agreement to be entered into by the registrant with each of its directors and executive officers
 10.10 **       Consulting Agreement between Danforth Joslyn and the registrant
  10.11         Consulting Agreement between Gary D. Wrench and BEI Technologies, Inc.
  10.12         Amendment No. 1 to License and Technical Assistance Agreement between the registrant and SiTek, Inc.
 99.1  **       Preliminary Information Statement of BEI Technologies, Inc. dated September 6, 2000
 99.2  **       Final Information Statement of BEI Technologies, Inc. dated November 17, 2000
** Previously filed


                                  SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        OpticNet, Inc.



                                        By /s/ Gary D. Wrench
                                      ----------------------------------------
                                        Name: Gary D. Wrench
                                        Title:  Chief Financial Officer


Date: April 24, 2002

                               Index to Exhibits

   EXHIBIT
     NO.                                            DESCRIPTION
-------------   ------------------------------------------------------------------------------------
  2.1  **       Technology Transfer and Distribution Agreement between BEI Technologies, Inc. and the registrant
  3.1  **       Amended and Restated Certificate of Incorporation
  3.2  **       Bylaws
  4.1  **       Specimen Voting Common Stock certificate
  4.2  **       Bylaws (see Exhibit 3.2)
  4.3  **       Amendment to Preferred Stock Purchase Agreement between BEI Technologies, Inc.
                and the registrant
 10.1  **       InterCompany Agreement between BEI Technologies, Inc. and the registrant
 10.2  **       License and Technical Assistance Agreement between BEI Technologies, Inc. and the registrant
 10.3  **       Sublease Agreement between BEI Technologies, Inc. and the registrant
 10.4  **       Equipment Sublease Agreement between BEI Technologies, Inc. and the registrant
 10.5  **       Amended and Restated 2000 Equity Incentive Plan of the registrant
 10.6  **       Form of option agreement under 2000 Equity Incentive Plan
 10.7  **       Form of Leave of Absence Agreements between BEI Technologies, Inc. and Certain
                Named Executive Officers of the registrant
 10.8  **       Revolving Line of Credit Note executed by the registrant in favor of BEI
                Technologies, Inc.
 10.9  **       Form of Indemnity Agreement to be entered into by the registrant with each of its directors and executive officers
 10.10 **       Consulting Agreement between Danforth Joslyn and the registrant
  10.11         Consulting Agreement between Gary D. Wrench and BEI Technologies, Inc.
  10.12         Amendment No. 1 to License and Technical Assistance Agreement between the registrant and SiTek, Inc.
 99.1  **       Preliminary Information Statement of BEI Technologies, Inc. dated September 6, 2000
 99.2  **       Final Information Statement of BEI Technologies, Inc. dated November 17, 2000
** Previously filed